Exhibit 99.2

B2GOLD CORP.

AND

1400437 B.C. LTD.

AND

SABINA GOLD & SILVER CORP.

ARRANGEMENT AGREEMENT

DATED FEBRUARY 12, 2023

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TABLE OF CONTENTS

Article 1. INTERPRETATION	4
1.1 Definitions	4
1.2 Interpretation Not Affected by Headings	22
1.3 Number and Gender	22
1.4 Date for Any Action	22
1.5 Statutory References	22
1.6 Currency	22
1.7 Accounting Matters	23
1.8 Knowledge	23
1.9 Disclosure Letters	23
1.10 Schedules	23
Article 2. THE ARRANGEMENT	23
2.1 Arrangement	23
2.2 Interim Order	23
2.3 U.S. Securities Law Matters	25
2.4 Company Meeting	26
2.5 Company Circular	27
2.6 Final Order	28
2.7 Court Proceedings	29
2.8 Incentive Plan Matters	29
2.9 Effect of the Arrangement and Effective Date	29
2.10 Payment of Consideration	30
2.11 Preparation of Key Regulatory Approval Filings	30
2.12 Preparation of Canadian Competition Approval and Investment Canada Act Filings	30
2.13 Announcement and Shareholder Communications	30
2.14 Withholding Taxes	31
2.15 U.S. Tax Matters	31
2.16 Adjustment to Consideration	31
Article 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	32
3.1 Representations and Warranties	32
3.2 Survival of Representations and Warranties	50
Article 4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	50
4.1 Representations and Warranties	50
4.2 Survival of Representations and Warranties	64
Article 5. COVENANTS	64
5.1 Covenants of the Company Regarding the Conduct of Business	64
5.2 Additional Covenants of the Company	69
5.3 Covenants of the Company Relating to the Arrangement	70
5.4 Covenants of the Purchaser Regarding the Conduct of Business	71
5.5 Covenants of the Purchaser Relating to the Arrangement	72
5.6 Mutual Covenants	73
5.7 Contemplated Reorganization Transaction	75
5.8 Employment Agreements, Severance and Resignations	76
5.9 Tax Rollover	76
Article 6. CONDITIONS	76
6.1 Mutual Conditions Precedent	76
6.2 Additional Conditions Precedent to the Obligations of the Purchaser	77
6.3 Additional Conditions Precedent to the Obligations of the Company	78
6.4 Satisfaction of Conditions	79

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Article 7. ADDITIONAL AGREEMENTS	79
7.1 Notice and Cure Provisions	79
7.2 Company Non-Solicitation	80
7.3 Right to Match	82
7.4 Expenses and Termination Fees	84
7.5 Access to Information; Confidentiality	85
7.6 Insurance and Indemnification	86
7.7 Delisting Company Shares	86
Article 8. TERM, TERMINATION, AMENDMENT AND WAIVER	87
8.1 Term	87
8.2 Termination	87
8.3 Amendment	89
8.4 Waiver	89
Article 9. GENERAL PROVISIONS	89
9.1 Privacy	89
9.2 Notices	90
9.3 Governing Law	91
9.4 Injunctive Relief	91
9.5 Time of Essence	91
9.6 Entire Agreement, Binding Effect and Assignment	91
9.7 Severability	91
9.8 Further Assurances	92
9.9 Third Party Beneficiaries	92
9.10 Mutual Interest	92
9.11 Counterparts, Execution	92
SCHEDULE “A”	94
SCHEDULE “B”	107
SCHEDULE “C”	108
SCHEDULE “D”	109

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated February 12, 2023

AMONG:

B2Gold Corp., a company existing pursuant to the laws of the Province of British Columbia (the “Purchaser”)

- and –

1400437 B.C. Ltd., a company existing pursuant to the laws of the Province of British Columbia (the “Subco”)

- and –

Sabina Gold & Silver Corp., a company existing pursuant to the laws of the Province of British Columbia (the “Company”)

WHEREAS the Purchaser, Subco and the Company wish to enter into a transaction providing for the acquisition by the Purchaser of all of the Company Securities (as defined herein) to be completed in accordance with the Plan of Arrangement (as defined herein);

AND WHEREAS the Company Board has unanimously determined that the Arrangement (as defined herein) is in the best interests of the Company and the consideration to be received by the holders of the Company Shares (as defined herein) is fair to such shareholders;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

Article 1.INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (oral or in writing) from any Person or group of Persons (other than the Purchaser or any of its affiliates) after the date of this Agreement (including, for greater certainty, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to:

(a)	any sale, disposition, transfer, joint venture, earn-in right, royalty grant, lease, license or acquisition, direct or indirect, in a single transaction or a series of related transactions, of or involving:

(i)	the acquisition by any Person or group of Persons of the assets of the Company or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of the Company (in each case, determined based upon the most recent annual consolidated financial statements of the Company); or

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(ii)	the acquisition by any Person or group of Person of 20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of the Company or any of its subsidiaries;

(b)	any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person and its affiliates beneficially owning or exercising control or direction over, in aggregate, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of the Company or any of its subsidiaries;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification or other similar transaction involving the Company or any of its subsidiaries; or

(d)	any other similar transaction or series of transactions involving the Company or its subsidiaries that would have the same effect to those referred to in this definition.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.

“affiliate” has the meaning ascribed thereto in NI 45-106.

“Agreement” means this Arrangement Agreement, including (unless the context requires otherwise) the Schedules hereto, together with the Purchaser Disclosure Letter and the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Arrangement” means the arrangement proposed pursuant to Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of the Purchaser and the Company, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“BCSC” means the British Columbia Securities Commission.

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours.

“Canadian Competition Approval” means either:

(a)	the issuance of an Advance Ruling Certificate; or

(b)	(i) the applicable waiting period under section 123(1)(a) of the Competition Act has expired, has been waived pursuant to Section 113(c) of the Competition Act, or has been otherwise terminated or waived in accordance with the Competition Act, and (ii) a No Action Letter has been issued in accordance with subsection 123(2) of the Competition Act.

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“Capitalized Lease Obligations” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition.

“Company Benefit Plans” has the meaning ascribed thereto in Section 3.1(hh).

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning ascribed thereto in Section 3.1(a).

“Company Change in Recommendation” has the meaning ascribed thereto in section 8.2(a)(iii).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Company Shareholders and other Persons as required by the Interim Order and Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Credit Agreement” means the Amended and Restated Credit Agreement dated as of October 11, 2022 between inter alios the Company Subsidiary, OMF Fund III (MT) LLC and the Company.

“Company Crown Land Use Permits” means those land use permits issued to the Company by Crown-Indigenous Relations and Northern Affairs Canada (CIRNAC) as set out in Schedule 3.1(u)(i) of the Company Disclosure Letter.

“Company Crown Leases” means those crown leases issued to the Company as set out in Schedule 3.1(u)(i) of the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement.

“Company DSUs” means the outstanding deferred units issued under the Company Share Compensation Plan.

“Company Fairness Opinions” has the meaning ascribed thereto in Section 3.1(b).

“Company Finance Agreements” means, collectively:

(a)	the Company Subscription Agreement;

(b)	the Company Stream Agreement;

(c)	the Offtake Agreement dated as of February 7, 2022 between OMF Fund III (MT) LLC, the Company, the Company Subsidiary and each of the other purchasers from time to time party thereto;

(d)	the Company Prepay Agreement; and

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(e)	the Company Credit Agreement.

“Company Financial Advisors” means BMO Capital Markets and Cormark Securities Inc., financial advisors to the Company Board.

“Company Financial Statements” has the meaning ascribed thereto in Section 3.1(m).

“Company Incentive Securities” means, collectively, the Company Options, Company RSUs and Company DSUs.

“Company Locked-up Shareholders” means those Company Securityholders listed in Schedule D hereto, who have entered into Company Voting Agreements with the Purchaser pursuant to which they have agreed, among other things and subject to the terms of such Company Voting Agreement, to vote their Company Securities in favour of the Company Resolution.

“Company Material Contract” means any Contract of the Company or its subsidiaries:

(a)	involving current and future aggregate actual or contingent obligations to pay (including advances) to or by the Company or the Company Subsidiary of more than $5,000,000 in any one year or $25,000,000 during the entire term (including, if applicable, any renewals thereof);

(b)	relating to current or future indebtedness for borrowed money of $10,000,000 or more, other than accounts receivable and payable, or pursuant to which any property or asset of the Company or the Company Subsidiary is subject to a Lien;

(c)	relating to litigation or settlement thereof which gives rise to or could give rise to any actual or contingent obligations or entitlements of the Company or the Company Subsidiary which have not been fully satisfied prior to the date of this Agreement, other than obligations or entitlements, individually or together, of not more than $5,000,000;

(d)	with any Governmental Entity or Indigenous Group;

(e)	which limits or purports to limit the ability of the Company or the Company Subsidiary to engage in any line of business, compete with any Person or in any geographic area or during any period of time;

(f)	which relates to any pending lease, acquisition or disposition, directly or indirectly, of property, including the Company Subsurface Tenures or the Company Surface Tenures;

(g)	providing for any indemnification or any guarantee by the Company or the Company Subsidiary in excess of $5,000,000 or which is not expressly capped or limited;

(h)	in respect of any joint venture, partnership, strategic alliance or similar arrangement or any shareholders’ agreement;

(i)	involving a sharing of profits, losses, costs or liabilities by the Company or the Company Subsidiary with any third party that would result in one or more third parties being entitled to more than $5,000,000 in the aggregate;

(j)	the termination of which would reasonably be expected to have a Material Adverse Effect in respect of the Company;

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(k)	for a royalty, metals, streaming, long term offtake or similar economic arrangement in respect of any Company Mineral Rights;

(l)	any standstill or similar Contract currently restricting the ability of the Company or the Company Subsidiary to offer to purchase or purchase the assets or equity securities of another Person; or

(m)	with a term or commitment to or by the Company or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without cost or penalty in excess of $5,000,000 on less than sixty (60) days’ notice or which is outside the ordinary course of business.

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Company Resolution.

“Company Mineral Leases” means the Crown mining leases held by the Company as listed in Schedule 3.1(u)(i) of the Company Disclosure Letter.

“Company Mineral Rights” has the meaning specified in Section 3.1(u)(i).

“Company Mining Claims” means the Crown mineral claims held by the Company and listed in Schedule 3.1(u)(i) of the Company Disclosure Letter.

“Company Optionholder” means a holder of one or more Company Options.

“Company Options” means the outstanding stock options to purchase Company Shares issued pursuant to the Company Share Compensation Plan.

“Company Prepay Agreement” means the Gold Prepay Agreement dated as of February 7, 2022 between inter alios the Company Subsidiary, OMF Fund III (MT) LLC and the Company, as amended October 11, 2022.

“Company Project” means the Back River gold project at the Gold District in Nunavut, as described in the Company Technical Report.

“Company PSUs” means the performance share units issuable under the Company Share Compensation Plan.

“Company Public Disclosure Record” means all documents and information filed by the Company under applicable Securities Laws since January 1, 2021 and publicly available on SEDAR.

“Company Resolution” means the special resolution, to be considered and, if thought fit, passed by the Company Shareholders at the meeting to approve the Arrangement, to be substantially in the form set out in Schedule B to this Agreement, by the affirmative vote of at least (by tabulating the vote in each of the following manners):

(a)	66⅔% of the votes cast on the Company Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, with each Company Share entitling a Company Shareholder to one vote; and

(b)	a simple majority of the votes cast on the Company Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting (excluding Company Shares held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101), which is to be considered at the Company Meeting and is to be substantially in the form and content of Schedule B to this Agreement.

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“Company RSUs” means the outstanding restricted share units issued under the Company Share Compensation Plan.

“Company SARs” means the stock appreciation rights of the Company issuable pursuant to the Company Share Compensation Plan.

“Company Security” means a Company Share and a Company Incentive Security.

“Company Securityholder” means a holder of one or more Company Securities.

“Company Share” means a common share in the authorized share structure of the Company.

“Company Share Compensation Plan” means the share compensation plan of the Company dated effective May 5, 2016, as amended effective May 3, 2019 and as further amended effective May 25, 2022.

“Company Shareholder” means a holder of one or more Company Shares.

“Company Stream Agreement” means the Precious Metals Purchase Agreement dated as of February 7, 2022 between Wheaton Precious Metals Corp. and the Company.

“Company Subscription Agreement” means the subscription agreement dated February 7, 2022 between OMF Fund III (Mt) LLC, Wheaton Precious Metals Corp. and the Company.

“Company Subsidiary” means Sabina Back River Ltd., a company existing pursuant to the laws of Alberta;

“Company Subsurface Tenures” means the Company Mineral Leases and the Company Mining Claims.

“Company Surface Tenures” means the Framework Agreement, the Company Crown Leases, the Company Crown Land Use Permits and the land use license granted to the Company under the Framework Agreement.

“Company Technical Report” means “National Instrument (NI) 43-101 Technical Report 2021 Updated Feasibility Study for the Goose Project at the Back River Gold District, Nunavut, Canada” dated March 3, 2021 with an effective date of January 15, 2021 prepared by Denis Thibodeau, P.Eng., John Morton Shannon, P.Geo., Dinara Nussipakynova, P.Geo., Jacinta Klabenes, P.Eng., PE, Maurice Mostert, F.Aus.IMM, Neda Farmer, P.Eng., Stacy Freudigmann, P.Eng., F.Aus.IMM., Ben Peacock, P.Eng., Richard Cook, P.Geo., Amber Blackwell, P.Geo., Michael Dawson, P.Eng., Vincy Benjamin, P.Eng., PMP, John Kurylo, M.Sc, P.Eng. and Shervin Teymouri, P.Eng., BASc., M.Eng.

“Company Termination Fee Event” has the meaning ascribed thereto in Section 7.4(d).

“Company Voting Agreements” mean the voting agreements (including all amendments thereto) between the Purchaser and the Company Locked-up Shareholders.

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the confidentiality agreement between the Parties dated August 26, 2021 as amended from time to time.

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“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a Person who is a Company Securityholder other than the Purchaser.

“Contemplated Reorganization Transaction” has the meaning ascribed thereto in Section 5.7(a).

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding joint venture, partnership, note, instrument or other right or obligation to which the Company or the Purchaser, respectively, or any of their respective subsidiaries is a party or by which the Company or the Purchaser, respectively, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Corruption Acts” has the meaning ascribed thereto in Section 3.1(ww).

“Court” means the Supreme Court of British Columbia.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“COVID-19 Measures” has the meaning specified in Section 5.1.

“Data Room Information” means all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to the Company or the Purchaser and their respective subsidiaries or their respective businesses or assets, contained in the virtual internet-based data room made available to the other Party as in effect at 6:59 p.m. (Vancouver time) on February 12, 2023, which are the Purchaser data room, hosted by the Purchaser at the weblink: [Redacted: Commercially Sensitive Information] and the Company data room, hosted by the Company at the weblink: [Redacted: Commercially Sensitive Information].

“Debt” means, at any time, with respect to any Person on a consolidated basis, without duplication and without regard to any interest component thereof (whether actual or imputed) that is not due and payable, the aggregate of all indebtedness of that Person at that time that according to IFRS are required to appear in that Person’s financial statements as such including without limitation the following amounts, each calculated in accordance with IFRS:

(a)	all obligations including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;

(b)	the face amount of all bankers’ acceptances and similar instruments;

(c)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;

(d)	any capital stock of that Person, or of any subsidiary of that Person, which capital stock, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part;

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(e)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under sale-leasebacks and Purchase Money Obligations;

(f)	letters of credit and similar instruments;

(g)	accounts payable and accruals that are over ninety (90) days past due (except to the extent being contested in good faith);

(h)	the mark-to-market amount (to the extent “under water” from the perspective of such Person) of any hedging, swap, forward or other derivative transaction where such amount has been accelerated or has otherwise become due and payable;

(i)	contingent liabilities in respect of performance bonds, surety bonds and product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable; and

(j)	the amount of the contingent liability under any guarantee in any manner of any part or all of an obligation of another Person of the type included in items (a) through (i) above.

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement.

“Dissent Rights” means the rights of dissent exercisable by registered Company Shareholders in respect of the Arrangement, as described in Article 4 of the Plan of Arrangement.

“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Company Meeting that has duly and validly exercised Dissent Rights in strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and Section 4.1 of the Plan of Arrangement, and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC.

“Effective Date” has the meaning given to such term in Section 1.1 of the Plan of Arrangement.

“Effective Time” has the meaning given to such term in Section 1.1 of the Plan of Arrangement.

“Eligible Holder” means a beneficial owner of the Company Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person), or (c) an Eligible Non-Resident.

“Eligible Non-Resident” means a beneficial owner of the Company Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and whose Company Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act.

“Environmental Laws” means all applicable federal, provincial, state, regional, municipal, local or other Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

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“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any environmental matter or Hazardous Substance or any claim, suit, action, administrative order, investigation, Proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Environmental Permits” means all Permits under any Environmental Laws.

“Fekola Mine” means the Purchaser’s open pit gold mine located in south west Mali.

“Final Order” means the order of the Court pursuant to Section 291 of the BCBCA, in a form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to the Company and the Purchaser, each acting reasonably).

“Framework Agreement” means the framework agreement for the Company Project between KIA and the Company, as described in Schedule 3.1(r) of the Company Disclosure Letter.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local, indigenous or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, Indigenous Group or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, NYSE American and NYSE, but excludes the Commissioner.

“Hackett River Royalty Agreement” means the royalty agreement dated October 3, 2011 between the Company, as royalty holder, and Xstrata Canada Corporation, Xstrata Zinc Canada Division, as owner.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, explosive corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea- formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to any Environmental Law.

“IFRS” means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto, as such principles may be amended, varied or replaced from time to time and as accepted and adopted by the applicable Party, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein.

“Inchoate Lien” means, with respect to any property or asset of any Person, the following liens: (a) any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve has been made in accordance with IFRS; and (b) undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person’s property or assets or which relate to obligations not due or delinquent.

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“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”.

“Indemnified Persons” has the meaning ascribed thereto in Section 7.6.

“Indigenous Group” includes any native, indigenous or aboriginal peoples or group, or any person, peoples or group asserting or otherwise claiming a native, indigenous or aboriginal or treaty right or any other similarly based or derived right (including native, indigenous or aboriginal title) or any other native, indigenous, aboriginal or similar interest, including the Inuit peoples of Canada, and any Person or group representing any of the foregoing.

“Indigenous Group Contracts” has the meaning specified in Section 3.1(zz).

“Intellectual Property” means anything that is or may be protected by any intellectual property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing.

“Interim Order” means the order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means either (i) the prescribed period under section 25.2 of the Investment Canada act shall have expired and no notice shall have been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act within the prescribed period, or (ii) if notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act, then either (A) the responsible Minister under the Investment Canada Act shall have sent a notice under subsection 25.2(4)(a) or subsection 25.3(6)(b) of the Investment Canada Act, or (b) the Governor in Council shall have issued an order under subsection 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement.

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in Canada, United States and those jurisdictions where either Party conducts material operations or into which either Party sell a material amount of gold, silver, lead, zinc, copper, ore, concentrate or other metal bearing ore, including those set out in Schedule C hereto, but which for greater certainty excludes the Canadian Competition Approval and the Investment Canada Act Approval.

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“KIA” means the Kitikmeot Inuit Association.

“KIA Development Trust Agreement” means the agreement made as of March 1, 2012 between the Company and KIA.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX and the NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities.

“Liens” means any mortgage, pledge, assignment, hypothec, lien, charge, security interest, adverse right or claim, prior consignment, lease, sublease, royalty, right to possession, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing.

“Masbate Gold Project” means the Purchaser’s open pit gold mine located on Masbate Island in the Philippines.

“Material Adverse Effect” means, in respect of any Party, any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, has or would reasonably be expected to have a material and adverse effect on the business, assets, material Mineral Rights, capitalization, liabilities (contingent or otherwise), results of operations or financial condition of such Party and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity;

(b)	any generally applicable changes in IFRS;

(c)	any change, development or condition in or relating to global, national, provincial or regional political conditions (including strikes, lockouts, riots, the outbreak or escalation of war or acts of terrorism or declarations of a state of emergency) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets, including credit markets or securities markets;

(d)	any change, development or condition generally affecting the mining industry;

(e)	climatic or other national events or conditions (including any earthquake or other natural disaster or weather condition);

(f)	pandemics (including COVID-19 and any variants/mutations thereof), epidemics or similar events, or the worsening of any of the foregoing or the implementation of any COVID-19 Measures;

(g)	any change in precious or base metals prices;

(h)	the failure of such Party to meet any internal or published projections, forecasts or estimates in respect of revenues, earnings, production or other financial or reporting metrics or changes in the market price, credit rating or trading volume of such Party’s securities (it being understood that the underlying facts giving rise or contributing to such failure or change may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

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(i)	any changes in general political, economic, financial or capital markets conditions in Canada, the United States or globally;

(j)	any change in currency exchange, interest or inflation rates;

(k)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Party or any of its subsidiaries with any of its current or prospective employees, lenders, shareholders, suppliers or other business partners or any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(l)	any actions taken (or omitted to be taken) by the Company that is required by this Agreement or at the written request, or with the prior written consent, of the Purchaser;

(m)	any decrease in the market price or any decline in the trading volume of the Company Shares on the TSX or the Purchaser’s Shares on the TSX and NYSE American, as the case may be, (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, (1) any change, effect, event, occurrence or state of facts described in clauses (a) through to and including (j) of this definition shall constitute a Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other industry participants of similar size and (2) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“material fact” has the meaning ascribed thereto in the Securities Act.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Mineral Rights” means any prospecting licences, exploration licences or agreements, mining claims, mining leases, mining licences, mineral and exploitation concessions and other forms of mineral tenure or other rights to Minerals, and any water rights, easements, or rights to work upon or occupy or access land, and any other forms of surface rights, and all material Permits, agreements, approvals, consents, certificates, dockets, Proceedings, registrations and authorizations granting such licences, rights, or easements for the purposes of searching for, developing or extracting Minerals under any form of mineral tenure or right, whether contractual, statutory, regulatory, or otherwise or any interest therein.

“Mineral Rights of such Party” means the Company Mineral Rights or the Purchaser Mineral Rights, as the context requires.

“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold.

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“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(xx)

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“No Action Letter” means written confirmation from the Commissioner that they do not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“NTI” means Nunavut Tunngavik Inc.

“NYSE” means the New York Stock Exchange.

“NYSE American” means the NYSE American LLC.

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person; provided that in any event such action is not unreasonable or unusual.

“OTCQX” means the OTCQX market operated by the OTC Markets Group.

“Otjikoto Mine” means the Purchaser’s open pit and underground gold mine located in the north – central part of Namibia.

“Outside Date” means June 30, 2023, or such later date as may be agreed to in writing by the Parties, provided, however, that either Party shall have the right to extend the Outside Date for up to an additional 90 days (in 30-day increments) if any Key Regulatory Approval, the Canadian Competition Approval or the Investment Canada Act Approval has not been obtained and has not been denied by a non-appealable decision of a Governmental Entity or Indigenous Group, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than five (5) days prior to the original Outside Date (and any subsequent Outside Date); provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain such Key Regulatory Approval, the Canadian Competition Approval or the Investment Canada Act Approval is primarily the result of such Party’s failure to comply with its covenants herein; and, provided further that in the aggregate such extensions shall not extend beyond November 30, 2023.

“Parties” means the Purchaser, Subco and the Company, and “Party” means any of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity or Indigenous Group.

“Permitted Encumbrances” means any of the following:

(a)	Liens arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Liens do not materially impair the operation of the business of the Company;

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(b)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Liens do not materially impair the operation of the business of the Company;

(c)	Liens made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, order and public and statutory obligations, or (ii) the discharge of Liens or claims incidental to construction and mechanics’, miners’ warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens, provided such Liens do not materially impair the operation of the business of the Company;

(d)	any development or similar agreements concerning real property of such Person entered into with a Governmental Entity or KIA or NTI or public utility from time to time which do not and will not in the aggregate materially detract from the value of such property or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect;

(e)	any Inchoate Lien;

(f)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of such Person;

(g)	security or deposits given to a public utility or any Governmental Entity, KIA or NTI when required by such utility or Governmental Entity, KIA or NTI pursuant to any agreement, or in connection with the operations of such entities and in the ordinary course of their business;

(h)	Liens securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of mobile equipment necessary for the development, construction or operation of the Company Project, provided that the aggregate of the Debt outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (h) shall not exceed $10,000,000; and provided that such Liens extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of the Company;

(i)	Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Liens do not materially impair the operation of the business of the Company;

(j)	Liens and charges incidental to construction or current operations (including, without limitation, carrier’s warehouseman’s, mechanics’, miners’, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Liens do not materially impair the operation of the business of the Company;

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(k)	the right reserved to or vested in any Governmental Entity, KIA or NTI by the terms of any lease, licence, franchise, grant or permit acquired by the Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Liens do not materially impair the operation of the business of the Company;

(l)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Entity, KIA or NTI and such Liens do not materially impair the operation of the business of the Company;

(m)	Liens relating to the Company Prepay Agreement;

(n)	Liens relating to the Company Stream Agreement;

(o)	Liens securing directly or indirectly Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of the Company to the extent required by applicable Laws, Governmental Entity or the Framework Agreement, provided that such Liens consist of cash collateral;

(p)	Liens securing credit card obligations in the ordinary course of business provided the same is secured by cash collateral and in an amount that does not exceed $225,000;

(q)	the KIA royalty granted by the Company to and in favour of KIA pursuant to the KIA Development Trust Agreement, in an amount equal to 3% of any royalty payments actually received by the Company or its permitted assigns under the Hackett River Royalty Agreement;

(r)	any royalties payable pursuant to the agreements set out in Schedule 3.1(u)(viii) of the Company Disclosure Letter; or

(s)	Liens securing directly or indirectly Debt outstanding as of the date hereof in the amount of $16,300,000, under or pursuant to (x) the Master Lease Agreement dated as of July 15, 2021 and amended as of September 30, 2022, between Caterpillar Financial Services Limited and the Company, including, for avoidance of doubt under any Schedule entered into thereunder and (y) the Master Equipment Lease dated as of May 10, 2021 between Sandvik Canada, Inc. dba Sandvik Financial Services Canada and the Company, including, for avoidance of doubt under any schedule entered into thereunder.

“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity, Indigenous Group or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Proceeding” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity or Indigenous Group, or any claims, actions, suits, arbitrations, charges, indictments, hearings or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever.

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“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

“Purchaser Board” means the board of directors of the Purchaser as the same is constituted from time to time.

“Purchaser Disclosure Letter” means the disclosure letter executed by the Purchaser and delivered to the Company concurrently with the execution of this Agreement.

“Purchaser DSU Plan” means the deferred share unit plan of the Purchaser dated December 13, 2017.

“Purchaser DSUs” means the outstanding deferred share units issued under the Purchaser DSU Plan.

“Purchaser Financial Statements” has the meaning ascribed thereto in Section 4.1(k).

“Purchaser Incentive Securities” means, collectively, the Purchaser Options, Purchaser PSUs and Purchaser DSUs.

“Purchaser Material Contract” means any Contract of the Purchaser or any of its subsidiaries:

(a)	involving current and future aggregate actual or contingent obligations to pay (including advances) to or by the Purchaser or any of its subsidiaries of more than $15,000,000 in any one year or $25,000,000 during the entire term (including, if applicable, any renewals thereof);

(b)	relating to current or future indebtedness for borrowed money of $25,000,000 or more, other than accounts receivable and payable, excluding such Contracts entered into among the Purchaser and its subsidiaries; or

(c)	the termination of which would reasonably be expected to have a Material Adverse Effect.

“Purchaser Material Subsidiary” has the meaning ascribed thereto in Schedule 4.1(g) of the Purchaser Disclosure Letter.

“Purchaser Mineral Rights” means all of the Mineral Rights held by the Purchaser and any of its affiliates that relate to the Purchaser Mines.

“Purchaser Mines” means those three mines operated by the Purchaser as set forth in Schedule 1.1 of the Purchaser Disclosure Letter.

“Purchaser Option Plan” means the stock option plan of the Purchaser dated June 8, 2018 as amended on June 11, 2021.

“Purchaser Options” means the outstanding stock options to purchase Purchaser Shares issued pursuant to the Purchaser Option Plan.

“Purchaser PSU Plan” means the performance share unit plan of the Purchaser dated May 7, 2019.

“Purchaser PSUs” means the outstanding performance share units issued under the Purchaser PSU Plan.

“Purchaser Public Disclosure Record” means all documents and information filed by the Purchaser under applicable Securities Laws since January 1, 2021 and publicly available on SEDAR.

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“Purchaser Share” mean a common share in the authorized share structure of the Purchaser.

“Purchaser Shareholder” means a holder of one or more Purchaser Shares.

“Purchaser Technical Reports” has the meaning ascribed thereto in Section 4.1(u)(ii).

“Registrar” means the Registrar appointed pursuant to section 400 of the BCBCA.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Hazardous Substance in the indoor or outdoor environment, including the movement of a Hazardous Substance through or in the air, soil, surface water, ground water or property.

“Replacement Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of the Company Options pursuant to the Plan of Arrangement.

“Representatives” means collectively, in respect of a Person, its subsidiaries and its affiliates and its and their officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors).

“Response Period” has the meaning ascribed thereto in Section 7.3(a)(ii).

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared by Law in connection with any Taxes.

“Review Period” has the meaning ascribed thereto in Section 7.3(b).

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder.

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada.

“Securities Laws” means the Securities Act, the securities legislation of each other province of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, the U.S. Exchange Act, the U.S. Securities Act and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as now in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis Retrieval (SEDAR) website.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with the Company, that is made after the date of this Agreement (and is not obtained in violation of this Agreement or any agreement between the Person making such Acquisition Proposal and the Company) to acquire all of the outstanding Company Shares (other than Company Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of the Company and the Company Subsidiary on a consolidated basis, and

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(a)	that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal;

(b)	that, if it relates to the acquisition of the Company Shares, is made to all Company Shareholders on the same terms and conditions;

(c)	that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith (after receiving the advice of its outside legal advisors and the Company Financial Advisor), that adequate arrangements have been made in respect of any required funds to complete such Acquisition Proposal;

(d)	that is not subject to any due diligence or access condition;

(e)	that complies with Securities Laws in all material respects;

(f)	in respect of which the Company Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and the Company Financial Advisor, that

(i)	failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties under applicable Law; and

(ii)	having regard for all of the terms and conditions of the Acquisition Proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Company Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by the Purchaser pursuant to Section 7.3.

“Tax Act” means the Income Tax Act (Canada).

“Tax Exempt Person” means a Person who is exempt from tax under Part I of the Tax Act.

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, mining or mineral taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions;

“Termination Fee” has the meaning ascribed thereto in Section 7.4(c).

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

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“U.S. Investment Company Act” means the United States Investment Company Act of 1940 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Person” means a U.S. person as defined in Rule 902 under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“wilful breach” means a material breach of this Agreement that is a consequence of an act undertaken or an omission by the breaching Party with the actual knowledge that the taking of such act or such omission would, or would be reasonably expected to, cause a material breach of this Agreement.

“Zhaojin Shareholder Agreement” mean the shareholder agreement dated as of December 17, 2017 between the Company and Zhaojin International Mining Co. Ltd.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to US dollars and “C$” refers to Canadian dollars.

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1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Knowledge

In this Agreement, (a) references to “the knowledge of the Company” mean the knowledge of Bruce McLeod, President and CEO, Wendy Louie, Vice-President, Finance and CFO, Nicole Hoeller, Vice-President, Communications and Corporate Secretary, Angus Campbell, Vice-President, Exploration and Matthew Pickard, Vice-President, People and Sustainability after due enquiry within the Company and the Company Subsidiary, and (b) references to “the knowledge of the Purchaser” means the knowledge of Mike Cinnamond, Senior Vice President, Finance & Chief Financial Officer, Bill Lytle, Senior Vice President, Operations & Chief Operating Officer, Randall Chatwin, Senior Vice President, Legal & Corporate Communications and Michael McDonald, Vice President, Investor Relations & Corporate Development of the Purchaser, after due enquiry within the Purchaser and the Purchaser Material Subsidiaries.

1.9	Disclosure Letters

The Company Disclosure Letter and the Purchaser Disclosure Letter and all information contained in the Company Disclosure Letter and the Purchaser Disclosure Letter is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Company Resolution

Schedule C - Key Regulatory Approvals

Schedule D - Company Locked-Up Shareholders

Article 2.THE ARRANGEMENT

2.1	Arrangement

The Company, the Purchaser and Subco agree to implement the Arrangement in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable and in any event in sufficient time to hold the Company Meeting in accordance with Section 2.4, the Company shall apply in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 291 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

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(b)	for confirmation of the record date for the purposes of determining the Company Shareholders entitled to vote at the Company Meeting (which date shall be fixed and filed by the Company in consultation with the Purchaser, acting reasonably) and that such record date will not change in respect of any adjournment(s) or postponements(s) of the Company Meeting;

(c)	that the required approval for the Company Resolution shall be the affirmative vote of:

(i)	66⅔% of the votes cast on the Company Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, with each Company Share entitling a Company Shareholder to one vote; and

(ii)	if required, a simple majority of the votes cast on the Company Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting excluding Company Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101;

(d)	that, in all other respects, the terms, restrictions and conditions of the Company’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of Dissent Rights to those Company Shareholders who are registered holders of the Company Shares;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Company Meeting may be held, if elected by the Company, as a virtual-only or “hybrid” shareholder meeting and that Company Shareholders who participate in the Company Meeting by such virtual means will be deemed to be present at the Company Meeting;

(h)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Company Meeting or first obtaining any vote of the Company Shareholders respecting any such adjournments or postponements and notice of any such adjournments or postponements shall be given by such method as the Company Board may determine is appropriate in the circumstance;

(i)	that each Company Securityholder entitled to Consideration pursuant to the Arrangement and any other affected Person will have the right to appear before the Court so long as they enter an appearance within a reasonable time and are in accordance with the procedures set out in the Interim Order;

(j)	that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption with respect to the issuance of the Purchaser Shares and Replacement Options to Company Shareholders and Company Option holders, as the case may be, pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Company Shareholders and Company Option holders, as the case may be, and based on the Court’s approval of the Arrangement; and

(k)	for such other matters as the Purchaser may reasonably require subject to obtaining the prior written consent of the Company, such consent not to be unreasonably conditioned, withheld or delayed.

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2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that: (i) all Purchaser Shares to be issued to Company Shareholders in exchange for their Company Shares; and (ii) Replacement Options to be issued to Company Option holders in exchange for their Company Options, pursuant to the Plan of Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders and Company Optionholders;

(d)	the Company will ensure that each Company Shareholder and Company Optionholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the Company Shareholders will be advised that the Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption;

(f)	the Company Optionholders entitled to received Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement and the underlying Purchaser Shares issuable upon exercise of the Replacement Options have not been registered under the U.S. Securities Act; the Replacement Options will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; and therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to or for the account or benefit of a U.S. Person in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws, if any;

(g)	the Interim Order will specify that each Company Shareholder and Company Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of the Section 3(a)(10) Exemption;

(h)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(i)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Company Shareholders and Company Optionholders, and the Parties will use commercially reasonable efforts to cause the Final Order to state that it serves as a basis of a claim to the Section 3(a)(10) Exemption from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Arrangement.

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2.4	Company Meeting

(a)	Subject to the terms of this Agreement, the Company shall convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s constating documents and applicable Law as soon as reasonably practicable after the issuance of the Interim Order, and in any event on or before April 21, 2023. Except as required by applicable Law, or with the prior written consent of the Purchaser, which shall not be unreasonably withheld or delayed, the Company Resolution and such matters as are customary for an annual general meeting shall be the only matters of business transacted at the Company Meeting.

(b)	Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Company Resolution and take all other action necessary or desirable to secure the approval of the Company Resolution and all other matters to be brought before the Company Meeting intended to facilitate and complete the transactions contemplated by this Agreement, including, if so requested by the Purchaser, using proxy solicitation services; provided that such solicitation service provider shall be determined by the Company in consultation with the Purchaser, acting reasonably. The Purchaser shall bear all costs of any such proxy solicitation services requested by the Purchaser.

(c)	The Company shall give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives and legal counsel to attend the Company Meeting.

(d)	The Company shall advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Company Resolution and any other matters properly brought before the Company Meeting.

(e)	The Company will promptly advise the Purchaser of any communication (written or oral) from any Person in opposition to the Arrangement.

(f)	The Company will promptly advise the Purchaser of any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Company Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Law, any written communications sent by or on behalf of the Company to any Company Shareholder who is exercising or purporting to exercise Dissent Rights in relation to the Company Resolution.

(g)	The Company shall, upon the reasonable request from time to time by the Purchaser, deliver to the Purchaser:

(i)	basic lists of all registered Company Shareholders and other security holders of the Company, showing the name and address of each holder and the number of the Company Shares or other securities of the Company held by each such holder, all as shown on the records of the Company or its transfer agent, as of the most recent practicable date and a list of participants in book-based clearing systems, such as CDS & Co., CEDE & Co. and DTC, nominee-registered Company Shareholders or other securities of the Company and non-registered beneficial owner lists that are available to the Company (provided that such list may only be used in the manner prescribed in section 7.1 of NI 54-101), and securities positions; and

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(ii)	from time to time, such additional information, including updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.4(g) as the Purchaser may reasonably request.

(h)	The Company shall not, except as required for quorum purposes, as required by Law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the Company Meeting without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, other than as directed by the Purchaser in accordance with Section 7.3(c).

(i)	The Company shall promptly advise the Purchaser of any communication (written or oral) received by the Company from the TSX, any of the Securities Authorities or any other Governmental Entity in connection with the Company Meeting.

2.5	Company Circular

(a)	Subject to the Purchaser complying with Section 2.5(c), the Company shall as promptly as reasonably practicable, prepare the Company Circular in compliance with all applicable Laws and file or furnish, as applicable, the Company Circular with respect to the Company Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same as required by the Interim Order and in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed. If necessary, the Company shall, in consultation with the Purchaser abridge the timing contemplated by NI 54-101, as provided in Section 2.20 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).

(b)	The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by the Purchaser for inclusion in the Company Circular, for which the Company shall not be responsible for the accuracy thereof) and shall provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. The Company Circular shall include: (i) the Company Board Recommendation; (ii) a statement that each of the Company Locked-up Shareholders, and any other relevant Company Shareholders, have entered into Company Voting Agreements pursuant to which they have agreed to vote all of their Company Shares (including any Company Shares issued upon the exercise of any Company Incentive Securities) in favour of the Company Resolution and any other resolution presented at the Company Meeting required to give effect to the Arrangement; and (iii) a summary and copies of the Company Fairness Opinions.

(c)	The Purchaser shall furnish to the Company on a timely basis such information regarding the Purchaser as may be required by Law or reasonably required by the Company in the preparation of the Company Circular, and the Purchaser shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning the Purchaser, as the case may be, not misleading in light of the circumstances in which it is disclosed.

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(d)	The Purchaser shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(e)	The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular, prior to the Company Circular being printed, mailed to Company Securityholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by the Purchaser and its outside legal counsel, provided that all information relating solely to the Purchaser included in the Company Circular, and any information describing the terms and conditions of this Agreement, the Company Voting Agreements or the Plan of Arrangement, shall be in form and content satisfactory to the Purchaser, acting reasonably. The Purchaser and its outside legal counsel shall provide any comments with respect to the Company Circular in a timely manner. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Company Securityholders.

(f)	Each Party shall promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Purchaser, only in respect of information relating to the Purchaser) that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Company Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities.

(g)	The Company shall promptly advise the Purchaser of any communication (oral or in writing) received by the Company from the TSX, the NYSE American, any of the Securities Authorities or any other Governmental Entity in connection with the Company Circular.

2.6	Final Order

If:

(a)	the Interim Order is obtained;

(b)	the Company Resolution is passed at the Company Meeting by Company Shareholders, as provided for in the Interim Order and as required by applicable Law;

(c)	the Canadian Competition Approval is obtained; and

(d)	the Key Regulatory Approvals are obtained,

then, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days after the Company Resolution is passed at the Company Meeting take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

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2.7	Court Proceedings

Subject to the terms of this Agreement, the Company will diligently pursue, and the Purchaser will cooperate with and reasonably assist the Company in seeking, the Interim Order and the Final Order. The Company will provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance or notice of intent to oppose or any evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, that the Company is advised of the nature of any submissions prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also oppose any appearance, proposal or motion from any third party on the hearing of the motion for the Interim Order and the application for the Final Order which is inconsistent with this Agreement or the Plan of Arrangement. If at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

2.8	Incentive Plan Matters

The Parties acknowledge and agree that all outstanding Company Incentive Securities shall be treated in accordance with the provisions of the Plan of Arrangement and the Company shall take all such steps as may be necessary or desirable to give effect to the foregoing.

2.9	Effect of the Arrangement and Effective Date

(a)	From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The Arrangement shall become effective on the date on which the Company and the Purchaser agree in writing as the Effective Date or, in the absence of such agreement, the third Business Day following the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions contained in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions).

(b)	The Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by Law.

(c)	The closing of the Arrangement will occur at the offices of Lawson Lundell LLP in Vancouver, British Columbia, or at such other place as may be agreed upon by the Parties, including entirely through virtual means.

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2.10	Payment of Consideration

The Purchaser shall, following receipt of the Final Order and two Business Days prior to the Effective Date, ensure that the Depositary has been provided with sufficient Purchaser Shares in escrow to pay the aggregate Consideration to be paid to the Company Shareholders pursuant to the Arrangement. For greater certainty, the Purchaser shall not be required pursuant to this Section 2.10 to provide or deposit in escrow with the Depositary prior to the Effective Date any Purchaser Shares as Consideration for the Company Shares held by Company Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.

2.11	Preparation of Key Regulatory Approval Filings

As soon as reasonably practicable after the date of this Agreement, the Purchaser and the Company shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.12	Preparation of Canadian Competition Approval and Investment Canada Act Filings

(a)	As soon as reasonably practicable and within five Business Days of the date of this Agreement, the Purchaser shall (i) submit a request to the Commissioner for an Advance Ruling Certificate and/or a No Action Letter in respect of the transactions contemplated by this Agreement, and (ii) submit a notification under the Investment Canada Act in respect of the transaction contemplated by this Agreement.

(b)	If the Parties have not obtained the Canadian Competition Approval within 15 Business Days following submission of the request pursuant to Section 2.12(a), or if the Parties otherwise mutually agree, each Party will make a pre-merger notification filing in respect of the transactions contemplated by this Agreement with the Commissioner in accordance with Part IX of the Competition Act.

2.13	Announcement and Shareholder Communications

The Company and the Purchaser shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of such announcement to be approved by the Company and the Purchaser in advance, acting reasonably. The Purchaser and the Company agree to co-operate in the preparation of presentations, if any, to Company Securityholders, regarding the Plan of Arrangement, and no Party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); or

(b)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Parties;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, provided that the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

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2.14	Withholding Taxes

The Purchaser, the Company and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of the Company Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The Purchaser, the Company or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of the Purchaser Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements, and none of the Purchaser, the Company or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and the Purchaser, the Company or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

2.15	U.S. Tax Matters

The Parties intend (a) that the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) that this Agreement and the Plan of Arrangement will constitute, and the Parties hereby adopt them as, a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated thereunder for purposes of Sections 354 and 361 of the Code. Provided the Arrangement qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment. Notwithstanding the foregoing, none of the Parties makes any representation, warranty or covenant to any other Party or any Company Securityholder regarding the U.S. tax treatment of the Arrangement.

2.16	Adjustment to Consideration

(a)	If, between the date of this Agreement and the Effective Time, the Company sets a record date, or otherwise declares, sets aside or pays any dividend or distribution, then: (a) to the extent that the amount of such dividends or distributions per Company Share does not exceed the Consideration, the Consideration shall be reduced by the per Company Share amount of such dividends or distributions; and (b) to the extent that the amount of such dividends or distributions per Company Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

(b)	If, on or after the date of this Agreement, the issued and outstanding Purchaser Shares shall have been changed into a different number of shares by reason of any split, consolidation or stock dividend of the issued and outstanding Purchaser Shares or if the Purchaser shall have made an extraordinary dividend or distribution or similar event, then the Consideration to be paid per Company Share shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action and as so adjusted. For greater certainty, dividends issued by the Purchaser in the ordinary course in accordance with its dividend policy shall not be considered an extraordinary dividend.

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(c)	The Parties agree to work cooperatively to implement the foregoing including by providing any information required by Law with respect to the foregoing for inclusion in the Company Circular in a timely manner.

Article 3.REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

The Company hereby represents and warrants to and in favour of each of the Purchaser and Subco as follows, except to the extent that such representations and warranties are qualified by the Company Disclosure Letter (which, for the convenience of the reader and not for the purpose of limiting the qualifying effect of the disclosure therein, shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that each of the Purchaser and Subco is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Recommendation. The Company Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement is in the best interests of the Company and the Consideration to be received by the Company Shareholders is fair to such shareholders and has resolved unanimously to recommend to the Company Shareholders that they vote in favour of the Company Resolution (the “Company Board Recommendation”).

(b)	Fairness Opinions. The Company Board has received oral opinions of the Company Financial Advisors, which opinions have not been modified, amended, qualified or withdrawn, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received pursuant to the Plan of Arrangement by the Company Shareholders (other than the Purchaser and its affiliates) is fair, from a financial point of view, to such Company Shareholders (the “Company Fairness Opinions”).

(c)	Organization and Qualification. Each of the Company and the Company Subsidiary is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Each of the Company and the Company Subsidiary is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(d)	Authority Relative to this Agreement. The Company has the requisite corporate power and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and approval of the Company Shareholders of the Company Resolution) to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and no other corporate Proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the performance by the Company of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, other than the Interim Order, the Final Order, approval of the Company Board of the Company Circular and approval of the Company Resolution by Company Shareholders. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

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(e)	No Violation. None of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by the Company or the Company Subsidiary with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of the Company or the Company Subsidiary, or result in any material restriction, hindrance, impairment or limitation on the ability of the Company or the Company Subsidiary to conduct their business as and where it is now being conducted or cause any payment or other obligation to be imposed on the Company or the Company Subsidiary under any of the terms, conditions or provisions of:

A.	their respective notice of articles, articles or other comparable constating documents;

B.	any note, bond, mortgage, indenture, loan agreement or deed of trust to which the Company or the Company Subsidiary is a party or any Company Material Contract; or

(ii)	subject to obtaining the Key Regulatory Approvals and the Canadian Competition Approval:

A.	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, any provisions of any Law applicable to the Company or the Company Subsidiary or any of their respective properties or assets; or

B.	cause the suspension or revocation of any Permit currently in effect in respect of the Company or the Company Subsidiary;

(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any note, bond, mortgage, indenture, loan agreement or deed of trust to which the Company or the Company Subsidiary is a party or any Company Material Contract or under any Permit held by the Company or the Company Subsidiary; or

(iv)	result in the imposition of any Lien upon any property or assets of the Company or the Company Subsidiary;

except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices (expressly excluding the Key Regulatory Approvals) disclosed in Schedule 3.1(e) of the Company Disclosure Letter or otherwise which, if not given or received, would not, individually or in the aggregate, result in a Material Adverse Effect.

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(f)	Capitalization.

(i)	The authorized share capital of the Company consists of an unlimited number of the Company Shares. As of the close of business on the Business Day prior to the date of this Agreement, there were 559,188,000 Company Shares issued and outstanding. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable. No Company Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(ii)	As of the close of business on the Business Day prior to the date of this Agreement, (i) 10,101,250 Company Shares were issuable upon the exercise of the Company Options, (ii) 150,000 Company Shares were issuable upon the vesting of outstanding Company DSUs, (iii) 290,001 Company Shares were issuable upon the vesting of outstanding Company RSUs, and (iv) no Company PSUs or Company SARs were outstanding.

(iii)	Except as disclosed above and in Schedule 3.1(f) of the Company Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Company of any securities of the Company (including Company Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Company (including Company Shares) or the Company Subsidiary. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Company Shares issuable upon the exercise of the Company Incentive Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable. Schedule 3.1(f) to the Company Disclosure Letter sets forth, as of the date hereof, the holders of all Company Incentive Securities and the number, exercise prices, and expiration dates of each grant to such holders. Other than the Company Shares, there are no securities of the Company or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Company Incentive Securities, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Company Shareholders on any matter. There are no outstanding contractual or other obligations of the Company to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of the Company Subsidiary. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or the Company Subsidiary having the right to vote with the Company Shareholders on any matters.

(g)	Shareholder and Similar Agreements. Except for the Zhaojin Shareholder Agreement and Company Subscription Agreement, the Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company.

(h)	Reporting Status and Securities Laws Matters. The Company is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian provincial or territorial Securities Laws, in all of the provinces and territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of the Company or the Company Public Disclosure Record by any Securities Authority, is in effect or ongoing or, to the knowledge of the Company, threatened or expected to be implemented or undertaken. The Company Shares are listed and posted for trading on the TSX and the OTCQX. The Company is in compliance with applicable requirements of the TSX and the OTCQX, except where non-compliance would not result in a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

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(i)	Ownership of Subsidiaries. The only subsidiary of the Company is the Company Subsidiary. All of the issued and outstanding shares of capital stock and other ownership interests in the Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by the Company free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of the Company Subsidiary. There are no Contracts, commitments, agreements, understandings, arrangements or restrictions which require the Company Subsidiary to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in the Company Subsidiary.

(j)	Key Regulatory Approvals. Other than the Key Regulatory Approvals listed in Schedule C, the Canadian Competition Approval, any approvals required by the Interim Order or Final Order and any filings with the Securities Authorities, the TSX and the OTCQX, there are no approvals required from, or notices required to be given to, any Governmental Entity or Indigenous Group which would prevent or materially delay consummation by the Company of the transactions contemplated by this Agreement and the Arrangement.

(k)	Consents. There are no consents or waivers required from any party under any Company Material Contract to which the Company or the Company Subsidiary are a party in order for the Company to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(l)	Public Filings. The Company has filed or furnished, as applicable, all documents in the Company Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws and the requirements of the TSX and the OTCQX. All such documents and information comprising the Company Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(ii)	complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX and the OTCQX relating to continuous disclosure requirements. The Company has not filed any confidential material change report with any Securities Authorities that, at the date of this Agreement remains confidential. Since January 1, 2022, there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to the Company, except for:

A.	changes in material facts or material changes that are reflected in a document included in the Company Public Disclosure Record; and

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B.	this Agreement and the transactions contemplated hereby.

(m)	Company Financial Statements:

(i)	The Company’s audited financial statements as at and for the financial years ended December 31, 2021 and December 31, 2020 (including the notes thereto and the report of the auditors thereon) and the Company’s unaudited interim financial statements as at and for the three and nine month periods ended September 30, 2022 (including the notes thereto) (collectively, the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Company and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. There has been no material change in the Company’s accounting policies since December 31, 2021, except as disclosed in the Company Public Disclosure Record or as required by IFRS.

(ii)	The management of the Company has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that:

A.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries;

B.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and its subsidiaries are being made only with authorizations of management and directors of the Company and its subsidiaries, as applicable; and

C.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of the Company:

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A.	there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and

B.	there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company;

(v)	Since December 31, 2021, neither the Company nor the Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or the Company Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or the Company Subsidiary has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(n)	Books and Records. The financial books, records and accounts of the Company and its subsidiaries, in all material respects:

(i)	have been maintained, in the case of the Company in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions;

(ii)	are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Company Financial Statements. The corporate records and minute books for each of the Company and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of the Company and the Company Subsidiary held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(o)	No Undisclosed Liabilities. Other than as disclosed in the most recent Company Financial Statements filed or furnished on SEDAR, as incurred in the ordinary course of business since the date of such financial statements, or as disclosed in this Agreement, the Company and its subsidiaries have no outstanding material indebtedness or liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any Person.

(p)	No Material Adverse Effect. Since December 31, 2021, except as disclosed in the Company Public Disclosure Record prior to the date of this Agreement, there has been no Material Adverse Effect and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(q)	No Dividend or Distribution. Since December 31, 2021, there has been no dividend or distribution of any kind declared, paid or made by the Company on any Company Shares.

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(r)	Contracts. Schedule 3.1(r) of the Company Disclosure Letter includes a complete and accurate list of all Company Material Contracts. All Company Material Contracts are in full force and effect, and the Company or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available in the Data Room Information true and complete copies of all Company Material Contracts. All of the Company Material Contracts are valid and binding obligations of the Company enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Company and its subsidiaries have complied in all material respects with all terms of such Company Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of the Company or any of its subsidiaries or, to the knowledge of the Company or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Company Material Contracts. As at the date of this Agreement, neither the Company nor any of its subsidiaries has received written notice that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew such Company Material Contract, and to the knowledge of the Company or any of its subsidiaries, no such action has been threatened. Neither the Company nor any of its subsidiaries is a party to any Company Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any of its subsidiaries.

(s)	Litigation. There are no Proceedings pending or, to the knowledge of the Company, threatened affecting the Company or any of its affiliates or affecting any of the Company Mineral Rights, property or assets at law or in equity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither the Company nor any of its affiliates nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(t)	Taxes:

(i)	The Company and the Company Subsidiary has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects.

(ii)	[Intentionally Deleted.]

(iii)	The Company and the Company Subsidiary have paid on a timely basis all Taxes which are due and payable (whether or not shown to be due on any Return), all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the Company Financial Statements.

(iv)	Neither the Company nor the Company Subsidiary have been notified or has knowledge of any pending audits, examinations, investigations or other Proceedings in respect of any material Taxes at any level of government (including federal, provincial, state, regional, municipal or local level).

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(v)	To the knowledge of the Company, no deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company and the Company Subsidiary which are material, and neither the Company and the Company Subsidiary is a party to any action or Proceeding for assessment or collection of Taxes which are material and no such event has been asserted or, to the knowledge of the Company, threatened against the Company and the Company Subsidiary or any of their respective assets.

(vi)	To the knowledge of the Company, no claim has been made by any Governmental Entity in a jurisdiction where the Company and the Company Subsidiary do not file Returns that either the Company or the Company Subsidiary are or may be subject to Tax by that jurisdiction.

(vii)	To the knowledge of the Company, no tax enforcement Proceedings are currently initiated against the Company or the Company Subsidiary for failing to timely pay Taxes reported in any Returns.

(viii)	To the knowledge of the Company, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of the Company or the Company Subsidiary.

(ix)	The Company and the Company Subsidiary have withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(x)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or the Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(xi)	The Company and the Company Subsidiary have included in the Data Room Information correct and complete copies of all material Returns, and material ancillary documents, for which the applicable statutory periods of limitations have not expired.

(xii)	To the extent required by Law, the tax attributes of the assets of the Company and the Company Subsidiary and the amount of the tax loss carry-forwards of the Company and the Company Subsidiary are accurately reflected in all material respects in the Returns of the Company and the Company Subsidiary, as applicable, and have not materially and adversely changed since the date of such Returns.

(xiii)	[Intentionally Deleted.]

(xiv)	No material payments are due or will become due by the Company and the Company Subsidiary pursuant to any Tax indemnification agreements made in connection with a sale of shares, the issuance of flow-through shares (within the meaning of the Tax Act) sale transfer or swap of assets or any kind of past or future commercial or corporate transaction.

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(xv)	The Company and the Company Subsidiary have duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(xvi)	The Company and the Company Subsidiary are duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and any provincial sales tax equivalent.

(xvii)	Neither the Company nor the Company Subsidiary have ever, directly or indirectly, transferred any property to, or supplied any services to, or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom they were not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services.

(xviii)	There are no circumstances in which the Company and the Company Subsidiary could be liable under section 160 of the Tax Act for the Taxes of another Person.

(xix)	There are no circumstances existing, to the knowledge of the Company, which would result in the application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company and the Company Subsidiary.

(xx)	All material foreign accrual property income, as that term is defined in section 95 of the Tax Act, of any controlled foreign affiliates, as that term is defined in section 95 of the Tax Act, of the Company has been reported as required in the relevant Return of the Company and/or the Company Subsidiary.

(xxi)	The Company has properly incurred and renounced all of Canadian exploration expenditures or Canadian development expenditures (within the meaning of the Tax Act) as required in connection with the flow-through shares issued by it. The last flow-through share offering by the Company was in October 2022.

(u)	Property and Mineral Rights:

(i)	All of the Mineral Rights held by the Company or any of its affiliates, including all Company Surface Tenures and all Company Subsurface Tenure, and any Mineral Rights applied for by the Company or any of its affiliates but not yet granted, are set out in Schedule 3.1(u)(i), (the “Company Mineral Rights”) of the Company Disclosure Letter, and neither the Company nor any of its affiliates owns or has any legal or equitable interest in any other real property or any other Mineral Rights. The Company Mineral Rights are the only mineral tenures or surface rights that are required to conduct the Company’s or the Company Subsidiary’s business as currently conducted.

(ii)	The Company has good and marketable title to the Company Mineral Rights and is the sole legal and beneficial owner of all right, title and interest in and to, and has exclusive right to possess and deal with, the Company Mineral Rights, in each case free and clear of any Liens (other than Permitted Encumbrances).

(iii)	All of the Company Mineral Rights have been properly located, granted, filed and recorded in compliance with, and to the extent required by, applicable Law.

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(iv)	All of the Company Mineral Rights are in good standing under applicable Law and, all work required to be performed and filed in respect thereof has been performed and filed, all material Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred, all filings in respect thereof have been made and all other obligations of the Company or the Company Subsidiary arising from or under the Company Mineral Rights have been performed or complied with.

(v)	The Company has all the surface rights from landowners, Indigenous Groups or Governmental Entities required to permit the entry and use of all lands under which the Company Subsurface Tenures are located and, to the knowledge of the Company, there is no illegal use or occupation of such surface tenures by any Person.

(vi)	There is no material adverse claim, action, suit, or Proceeding against, or challenge to, the title to or ownership of, the Company Mineral Rights and, to the knowledge of the Company no such claim or challenge is pending or threatened and the Company has not received any notice, whether written or oral from any Governmental Entity, Indigenous Group or any Person with jurisdiction or applicable authority of any revocation or intention to revoke the Company’s interests in the Company Mineral Rights.

(vii)	No Person other than the Company or its affiliates has any interest (other than Permitted Encumbrances) in the Company Mineral Rights or in or to the production or profits therefrom or any interest or right to any royalty, licence, fee or similar payment in respect thereof or any right to acquire any such interest.

(viii)	Except as disclosed in Schedule 3.1(u)(viii) of the Company Disclosure Letter and other than Permitted Encumbrances, neither the Company nor the Company Subsidiary has executed any mining lease agreements, option agreements, royalty agreements, streaming agreements, hedging agreements, off-take agreements, forward sales or similar Contracts and there is no claim or, to the knowledge of the Company, the basis for any claim that might or could materially adversely affect the right of the Company or the Company Subsidiary to use, transfer or exploit the Company Mineral Rights or compromise the ability of the Company or the Company Subsidiary to undertake the activities presently contemplated on the Company Project, as set out in the Company Technical Report.

(ix)	Other than Permitted Encumbrances, there are no option rights, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the interests of the Company or the Company Subsidiary in the Company Project or any of the Company Mineral Rights.

(x)	There are no material restrictions on the ability of the Company or the Company Subsidiary to use, transfer or exploit any of the Company Mineral Rights, except pursuant to applicable Law.

(xi)	The Company has all Mineral Rights, including fee simple estates, leases, easements, rights of way and Permits or licences from landowners, any non-governmental organization, community, community group, Indigenous Groups or Governmental Entities permitting the use of land by the Company and/or the Company Subsidiary that are required to undertake activities as presently contemplated on the Company Project as set out in the Company Technical Report.

(v)	Royalties. The royalties and royalty agreements identified in Schedule 3.1(u)(viii) of the Company Disclosure Letter are the only royalties and royalty agreements to which the Company Mineral Rights are subject to, and no Person owns, has or is entitled to any royalty, net profits interest, net smelter return interest, carried interest, licensing fee, or any other Liens of any nature whatsoever which are based on the production or revenues of the Company or its affiliates. The Company is not in default in respect of any royalty obligation, adequate provision has been made for any royalties that may be payable, and no claim of any default has been made and no event has occurred which with the giving of notice or the lapse of time or both would constitute such a default other than a default that would not have or cause a Material Adverse Effect. Each of the royalty agreements listed in Schedule 3.1(u)(viii) of the Company Disclosure Letter is in full force and effect and is a legal, valid and binding obligation of the Company.

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(w)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect:

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect property or asset of the Company or the Company Subsidiary, including the Company Mineral Rights have been duly paid; duly performed; or provided for prior to the date hereof;

(ii)	all costs, expenses and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company or the Company Subsidiary is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(iii)	any and all operations of the Company and the Company Subsidiary and, to the knowledge of the Company, any and all operations by third parties, on or in respect of the assets and properties of the Company or the Company Subsidiary, have been conducted in a good, workmanlike and efficient manner in accordance with sound mining and other applicable Canadian mining industry standards and practices and in material compliance with applicable Laws; and

(iv)	to the knowledge of the Company, are no operational, geotechnical or structural issues relating to the operations on the Company Mineral Rights.

(x)	Personal Property. The Company and its affiliates have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is, individually or in the aggregate, material to the operation of the Company’s business as currently conducted, free and clear of any Liens (other than Permitted Encumbrances).

(y)	Leased Property. Each real property currently leased or subleased by the Company or any of its affiliates, other than any leases in respect of the Company Mineral Rights, is listed in Schedule 3.1(y) of the Company Disclosure Letter, identifying the name of the entity holding such leasehold interest and the documents under which such leasehold interest are held. Neither the Company nor any of its affiliates is in violation of any material covenants, or not in compliance with any material condition or restrictions under such leasehold documents.

(z)	Intellectual Property. The Company and its affiliates have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no Proceeding pending or, to the knowledge of the Company, threatened by any Person challenging the Company or its affiliates’ rights in or to such intellectual property which is used for the conduct of the business as currently carried on as set forth in the Company Public Disclosure Record. To the knowledge of the Company, the conduct of the business as currently carried on as set forth in the Company Public Disclosure Record, including the use of Intellectual Property, does not infringe upon the Intellectual Property of any Person in any material respect. To the knowledge of the Company, no Person is currently infringing upon any of the Intellectual Property owned by the Company or its affiliates in any material respect.

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(aa)	Mineral Reserves and Resources. The Company is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby, including the Company Technical Report. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the Company Public Disclosure Record prior to the date of this Agreement have been prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by the Company to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of the Company and the Company Subsidiary from the amounts disclosed in the Company Public Disclosure Record, other than the depletion from ordinary course mining operations.

(bb)	Technical Reports:

(i)	The Company Project is the only material property of the Company for the purposes of NI 43-101.

(ii)	The Company Technical Report prepared for the Company at the time of filing thereof complied in all material respects with the requirements of NI 43-101, was prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(iii)	The Company made available to the authors of the Company Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource estimates in the Company Technical Report are reasonable and appropriate, other than such updates as set out in the Company Disclosure Letter.

(iv)	There has been no change, to the Company’s knowledge, in mineral resources, mineral reserves or economic analysis from the Company Technical Report that constitutes a material change, in relation to the Company or that otherwise would require the filing of a new technical report under NI 43-101.

(cc)	Health and Safety. Except as disclosed in Schedule 3.1(cc) of the Company Disclosure Letter, there are no claims, investigations or inquiries pending against the Company or the Company Subsidiary (or naming the Company and the Company Subsidiary as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Company Project.

(dd)	Cultural Heritage. None of the areas covered by the Company Subsurface Tenures or the Company Surface Tenures (including any constructions, remains or similar elements located on them) have been declared as a “protected archaeological site” or similar declaration by any Governmental Entity.

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(ee)	Expropriation. No written notice or Proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of the Company or the Company Subsidiary, including the Company Subsurface Tenures and the Company Surface Tenures has been given or commenced, nor, to the knowledge of the Company, is any such Proceeding or notice threatened.

(ff)	Permits. The Company and the Company Subsidiary has obtained, and is in compliance with, all Permits: (i) required by applicable Laws or necessary to conduct its current business as is now being conducted, other than where non-compliance would not result in a Material Adverse Effect; and (ii) required to construct and operate the Goose Project at the Back River Gold District, Nunavut, Canada, as contemplated in the Company Technical Report. To the knowledge of the Company, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct the Company’s or the Company Subsidiary’s current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a Material Adverse Effect.

(gg)	Environmental Matters. To the knowledge of the Company, each of the Company and the Company Subsidiary and their respective businesses, operations, and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)	is not a party to any material litigation or administrative Proceeding, nor to the Company’s knowledge is any material litigation or administrative Proceeding threatened against it or its property or assets, which in either case:

A.	asserts or alleges that it violated any Environmental Laws;

B.	asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances; or

C.	asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances;

(iv)	has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws;

(v)	is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

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(vi)	is not involved in operations and does not know of any facts, circumstances or conditions, including the Release of any Hazardous Substance that would reasonably be expected to result in any material Environmental Liabilities.

(hh)	Employee Benefits:

(i)	The Company and the Company Subsidiary have complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, share appreciation rights, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon the Company or the Company Subsidiary or in respect of which the Company or the Company Subsidiary has any actual or potential liability (collectively, the “Company Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto and neither the Company nor the Company Subsidiary has any material liability under the Company Benefit Plans.

(ii)	Schedule 3.1(hh) of the Company Disclosure Letter sets forth a complete and correct list of the Company Benefit Plans. Current and complete copies of all written Company Benefit Plans as amended to date have been included in the Data Room Information.

(ii)	Labour and Employment:

(i)	Except as identified in identified in Schedule 3.1(ii) of the Company Disclosure Letter, no employee, contractor, officer or director of the Company or the Company Subsidiary is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive under such agreement or provision as a result of the Arrangement:

A.	any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) or increase any benefits otherwise payable;

B.	any increase in the rate of, or acceleration of the time of payment or vesting of, wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlement, or benefits otherwise payable; or

C.	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Company Benefit Plan.

(ii)	Neither the Company nor the Company Subsidiary is subject to any collective agreement, either directly or by operation of law, with any trade union or association which may qualify as a trade union. There are no outstanding labour tribunal (administrative or judicial) Proceedings of any kind related to any labour or employment obligation under any applicable Laws, including unfair labour practice Proceedings or any Proceedings which could result in certification of a trade union as bargaining agent for any employees of the Company or the Company Subsidiary. No material claim relating to termination of employment with the Company or the Company Subsidiary is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, there are no threatened or apparent union organizing activities involving employees of the Company or the Company Subsidiary nor is the Company or the Company Subsidiary currently negotiating any collective agreement.

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(iii)	No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting the Company, the Company Subsidiary or any of their respective facilities.

(iv)	All amounts due or accrued for all salary, wages, commissions, bonuses, vacation pay and benefits under the Company Benefit Plans to the employees and contractors of the Company and the Company Subsidiary for the period up to December 31, 2022 have either been paid or are accurately reflected in the Company’s financial books and records.

(v)	Neither the Company nor the Company Subsidiary currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees of the Company or the Company Subsidiary.

(vi)	Each of the Company and the Company Subsidiary is in compliance with all material terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, occupational health and safety, workers compensation, human rights and privacy. To the knowledge of the Company, neither the Company nor the Company Subsidiary is subject to any outstanding or pending grievance, complaint, investigation, order, claim of wrongful dismissal, constructive dismissal, unfair labour practice, human rights violation or any other similar dispute relating to employment or termination of employment or relationships with employees, consultants or independent contractors and there is no basis for such grievance, complaint, investigation, order or claim. No event has occurred that, with the notice or lapse of time or both, would constitute a breach, violation or default of such terms and conditions of employment and Laws by the Company or the Company Subsidiary.

(vii)	The Company and the Company Subsidiary have withheld from each payment made to any of its present or former employees, contractors, officers or directors, or to other Persons, all amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes, workers compensation and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(jj)	Compliance with Laws. The Company and the Company Subsidiary have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(kk)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of the Company or the Company Subsidiary, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Company or the Company Subsidiary are distributed amongst the creditors, shareholders or other contributors, and there are no Proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or Proceedings.

(ll)	Administration and Receivership. To the knowledge of the Company, no Person has taken any step, legal Proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Company or the Company Subsidiary, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of the Company or the Company Subsidiary nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the Company or the Company Subsidiary are managed by a Person appointed by any Governmental Entity).

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(mm)	Voluntary Arrangement, Etc. Neither the Company nor the Company Subsidiary has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(nn)	Related Party Transactions. Other than the Zhaojin Shareholder Agreement, the Company Finance Agreements and any Contract among the Company and the Company Subsidiary, there are no Contracts or other transactions currently in place between the Company and the Company Subsidiary, on the one hand, and, on the other hand: (i) any Company Shareholder of record or, to the knowledge of the Company, beneficial owner of five percent (5%) or more of the Company Shares; (ii) any officer or director of the Company or the Company Subsidiary; or (iii) to the knowledge of the Company, any affiliate or associate of any such, officer, director, Company Shareholder of record or beneficial owner.

(oo)	Registration Rights. No Company Shareholder has any right to compel the Company to register or otherwise qualify the Company Shares (or any of them) for public sale or distribution.

(pp)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon the Company or the Company Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect (i) any business practice, (ii) any acquisition or disposition of property or (iii) the conduct of the business, as currently conducted.

(qq)	Sufficient Funds Available. The Company has sufficient funds available, or has made adequate arrangements for financing to ensure that it will have sufficient funds to pay prior to the Effective Time, provided the Effective Time occurs on or before April 30, 2023, all transaction costs, all payments required pursuant to change of control provisions, and all of the Company’s remaining budgeted commitments as set forth in the Company Disclosure Letter to be incurred on or before April 30, 2023.

(rr)	Shareholder Rights Plan. There is no shareholder rights plan, “poison pill”, anti- takeover plan, or similar arrangement in effect to which the Company or the Company Subsidiary is subject, party to or otherwise bound.

(ss)	Relationships with Suppliers. The Company has not received any written (or, to the knowledge of the Company, other) notice that any supplier whose services, if discontinued or withheld, would be reasonably expected to materially adversely affect operations relating to any of the Company Project, intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or the Company Subsidiary.

(tt)	Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company, other than the Company Financial Advisors, the fees and expenses of which are as set forth in their engagement letters (true and complete copies of which has been provided to the Purchaser).

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(uu)	Insurance. The Company and the Company Subsidiary have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All such policies of insurance as are listed in Schedule 3.1(uu) of the Company Disclosure Letter. All insurance maintained by or in respect of the Company or the Company Subsidiary is in full force and effect and in good standing and the Company will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. Neither the Company nor the Company Subsidiary is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has the Company or the Company Subsidiary failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Company or the Company Subsidiary or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(vv)	[Intentionally Deleted.]

(ww)	Corrupt Practices Legislation:

(i)	Neither the Company nor the Company Subsidiary, nor, to the Company’s knowledge, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Company or the Company Subsidiary has offered or given, and the Company is not aware of or does not have any knowledge of any Person that has offered or given on its behalf, anything of value to any official of a Governmental Entity or Indigenous Group, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

A.	influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function in order to obtain or retain an advantage for the Company or the Company Subsidiary in the course of business;

B.	inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or the Company Subsidiary in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

C.	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist the Company or the Company Subsidiary in obtaining or retaining business for, with, or directing business to, any Person.

(ii)	There have been no actions taken by the Company or the Company Subsidiary or, to the knowledge of the Company, by any Persons on behalf of the Company or the Company Subsidiary, that would cause the Company or the Company Subsidiary or such Persons to be in violation of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States) (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which the Company or the Company Subsidiary conduct their business and to which the Company or the Company Subsidiary may be subject.

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(iii)	The financial records of the Company and the Company Subsidiary have at all times been maintained in compliance with the Corruption Acts.

(iv)	There are no Proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which the Company and the Company Subsidiary conduct their business pending against the Company or the Company Subsidiary, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Company or the Company Subsidiary, or to the knowledge of the Company, threatened against or affecting, the Company or the Company Subsidiary or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Company or the Company Subsidiary.

(xx)	Anti-Money Laundering. The operations of the Company and the Company Subsidiary are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which the Company or the Company Subsidiary is subject, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit, Proceeding, investigation or notice by, before or from any Governmental Entity involving the Company or the Company Subsidiary with respect to the Money Laundering Laws is pending.

(yy)	NGOs and Community Groups. No material dispute between the Company or the Company Subsidiary and any non-governmental organization, community, community group, or Indigenous Group, exists or, to the knowledge of the Company, is threatened with respect to any of the Company’s or the Company Subsidiary’s properties or operations. The Company has provided the Purchaser and the Purchaser’s Representatives with full and complete access to all material correspondence received by the Company, the Company Subsidiary or their Representatives from any non-governmental organization, community, community group, Indigenous Groups, aboriginal or indigenous peoples or aboriginal or indigenous group.
(zz)	Indigenous Group Contracts. Schedule 3.1(zz) of the Company Disclosure Letter sets out a list of all impact benefit agreements or similar Contracts with Indigenous Groups to which the Company is a party (“Indigenous Group Contracts”). Other than as disclosed in Schedule 3.1(zz) of the Company Disclosure Letter, neither the Company nor the Company Subsidiary nor any Person acting on behalf of the Company or the Company Subsidiary is currently in discussions or negotiations with any Indigenous Group with respect to entering into a new Indigenous Group Contract or terminating, amending, modifying or supplementing any Indigenous Group Contract. The Company has made available to the Purchaser for inspection true and complete copies of all Indigenous Group Contracts. The Company is not, and no Indigenous Group (or any officials thereof) has asserted that the Company is in material default under any Indigenous Group Contract. Each Indigenous Group Contract is in full force and effect, and the Company is entitled to the benefit of each such Indigenous Group Contract in accordance with its terms.
(aaa)	Investment Canada Act. The Company and the Company Subsidiary do not carry on a “cultural business” as defined in the Investment Canada Act.

(bbb)	Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

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(ccc)	SEC Reporting. The Company has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act.

(ddd)	Not an Investment Company. The Company is not registered or required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act.

(eee)	HSR. The Company (and all entities “controlled by” Company for purposes of the U.S. Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than US$111.4 million and has not made aggregate sales in or into the United States of over US$111.4 million in its most recent fiscal year.

(fff)	Ownership of the Purchaser Shares or other Securities. Neither the Company nor any of its affiliates own any Purchaser Shares or any other securities of the Purchaser.

(ggg)	Insurance and Indemnification. There are no outstanding amounts or payment obligations owed or owing by the Company to any Indemnified Person, and no arrangements for payment have been made by the Company with respect to any Indemnified Person, in connection with any Contracts or agreements which provide for any rights of indemnification in favour of such Indemnified Person.

3.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4.REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties

The Purchaser hereby represents and warrants to and in favour of the Company as follows, except to the extent that such representations and warranties are qualified by the Purchaser Disclosure Letter (which, for the convenience of the reader and not for the purpose of limiting the qualifying effect of the disclosure therein, shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. The Purchaser and each of the Purchaser Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. The Purchaser and each of the Purchaser Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations under this Agreement have been duly authorized by the Purchaser Board and no other corporate Proceedings on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement or the performance by the Purchaser of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

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(c)	No Violation. None of the execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder or completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by the Purchaser or any of the Purchaser Material Subsidiaries with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of the Purchaser or any of the Purchaser Material Subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of the Purchaser or any of the Purchaser Material Subsidiaries to conduct their business as and where it is now being conducted, or cause any payment or other obligation to be imposed on the Purchaser or any of the Purchaser Material Subsidiaries, under any of the terms, conditions or provisions of:

A.	their respective notice of articles, articles or other comparable constating documents;

B.	any note, bond, mortgage, indenture, loan agreement or deed of trust to which the Purchaser or any of the Purchaser Material Subsidiaries is a party or any Purchaser Material Contract; or

(ii)	subject to obtaining the Key Regulatory Approvals and the Canadian Competition Approval:

A.	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Law applicable to the Purchaser or any of the Purchaser Material Subsidiaries or any of their respective properties or assets; or

B.	cause the suspension or revocation of any Permit currently in effect in respect of the Purchaser or any of the Purchaser Material Subsidiaries;

(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any note, bond, mortgage, indenture, loan agreement, deed of trust to which the Purchaser or any of the Purchaser Material Subsidiaries is a party, any Purchaser Material Contract or under any Permit held by the Purchaser or any of the Purchaser Material Subsidiaries, or

(iv)	result in the imposition of any Lien upon any property or assets of the Purchaser or any of the Purchaser Material Subsidiaries,

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except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices (expressly excluding the Key Regulatory Approvals), which if not given or received, would not, individually or in aggregate, results in a Material Adverse Effect.

(d)	Capitalization.

(i)	The authorized share capital of the Purchaser consists of an unlimited number of the Purchaser Shares and an unlimited number of preferred shares. As of the close of business on the Business Day prior to the date of this Agreement, there were 1,075,472,209 Purchaser Shares and no preferred shares issued and outstanding. All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable. No Purchaser Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(ii)	As of the close of business on the Business Day prior to the date of this Agreement, (i) 31,437,141 Purchaser Shares were issuable upon the conversion of the Purchaser Options, (ii) 2,751,393 Purchaser Shares were issuable upon the vesting of outstanding RSUs; and (iii) 4,605,693 Purchaser Shares were issuable upon the vesting of outstanding Purchaser PSUs.

(iii)	Except as disclosed above or in the Purchaser Public Disclosure Record, or as would otherwise not have a material adverse impact on the Purchaser’s operations, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Purchaser of any securities of the Purchaser (including Purchaser Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Purchaser (including Purchaser Shares) or subsidiaries of the Purchaser. All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Purchaser Shares issuable upon the exercise of the Purchaser Incentive Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Other than the Purchaser Shares, there are no securities of the Purchaser or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Purchaser Incentive Securities, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Purchaser Shareholders on any matter. There are no outstanding contractual or other obligations of the Purchaser to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any Purchaser Material Subsidiary. There are no outstanding bonds, debentures or other evidences of indebtedness of the Purchaser or any Purchaser Material Subsidiary having the right to vote with the Purchaser Shareholders on any matters.

(e)	Shareholder and Similar Agreements. The Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser.

(f)	Reporting Status and Securities Laws Matters. The Purchaser is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian provincial or territorial Securities Laws in all of the provinces and territories of Canada. The Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act and the Purchaser is in compliance in all material respects with applicable Securities Laws in the United States. No delisting, suspension of trading in or cease trading order with respect to any securities of the Purchaser and, to the knowledge of the Purchaser, no inquiry or investigation (formal or informal) of the Purchaser or the Purchaser Public Disclosure Record by any Securities Authority or the SEC, is in effect or ongoing or, to the knowledge of the Purchaser, threatened or expected to be implemented or undertaken. The Purchaser Shares are listed and posted for trading on the TSX, the NYSE American and the Namibian Stock Exchange. The Purchaser is in compliance with applicable requirements of the TSX, the NYSE American and the Namibian Stock Exchange, except where non-compliance would not result in a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

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(g)	Ownership of Subsidiaries. The only material subsidiaries of the Purchaser are the Purchaser Material Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the Purchaser Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by the Purchaser free and clear of all Liens (other than as set out in Schedule 4.1(g) of the Purchaser Disclosure Letter), and, other than rights held by the Purchaser or other Purchaser Material Subsidiaries, there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of each of the Purchaser Material Subsidiaries. There are no Contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the Purchaser Material Subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the Purchaser Material Subsidiaries.

(h)	Key Regulatory Approvals. Other than the Key Regulatory Approvals listed in Schedule C, the Canadian Competition Approval, the Investment Canada Act Approval and any filings with the Securities Authorities, the SEC, the TSX and NYSE American, there are no approvals required from, or notices required to be given to, any Governmental Entity or Indigenous Group which would prevent or materially delay consummation by the Purchaser of the transactions contemplated by this Agreement and the Arrangement.

(i)	Consents. There are no consents or waivers required from any party under any Purchaser Material Contract to which the Purchaser or the Purchaser Material Subsidiaries are a party in order for the Purchaser to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(j)	Public Filings. The Purchaser has filed or furnished, as applicable, all documents in the Purchaser Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws or the requirements of the TSX and the NYSE American. All such documents and information comprising the Purchaser Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

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(ii)	complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX and the NYSE American relating to continuous disclosure requirements. The Purchaser has not filed any confidential material change report with any Securities Authorities that, at the date of this Agreement, remains confidential. Since January 1, 2021 there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to the Purchaser, except for:

A.	changes in material facts or material changes that are reflected in a subsequently filed document included in the Purchaser Public Disclosure Record; and

B.	this Agreement and the transactions contemplated hereby.

(k)	Purchaser Financial Statements:

(i)	The Purchaser’s audited financial statements as at and for the financial years ended December 31, 2021 and December 31, 2020 (including the notes thereto and the report of the auditors thereon) and the Purchaser’s unaudited interim financial statements as at and for the three and nine month periods ended September 30, 2022 (including the notes thereto) (collectively the “Purchaser Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Purchaser and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser and its subsidiaries on a consolidated basis. There has been no material change in the Purchaser’s accounting policies since December 31, 2021 except as disclosed in the Purchaser Public Disclosure Record or as required by IFRS.

(ii)	The management of the Purchaser has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	The Purchaser maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that:

A.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Purchaser and its subsidiaries;

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B.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Purchaser and its subsidiaries are being made only with authorizations of management and directors of the Purchaser and its subsidiaries, as applicable; and

C.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Purchaser or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of the Purchaser:

A.	there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of the Purchaser that are reasonably likely to adversely affect the ability of the Purchaser to record, process, summarize and report financial information; and

B.	there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(v)	Since December 31, 2021, neither the Purchaser nor any of the Purchaser Material Subsidiaries nor, to the Purchaser’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Purchaser or any of the Purchaser Material Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or any of the Purchaser Material Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Purchaser or any of the Purchaser Material Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(l)	Books and Records. The financial books, records and accounts of the Purchaser and its subsidiaries, in all material respects:

(i)	have been maintained, in the case of the Purchaser in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions;

(ii)	are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Purchaser and its subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Purchaser Financial Statements. The corporate records and minute books for each of the Purchaser and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of the Purchaser and each of the Purchaser Material Subsidiaries held and/or passed, as applicable, since their incorporation, amalgamation or acquisition by the Purchaser, as the case may be.

(m)	No Undisclosed Liabilities. Other than as disclosed in the most recent Purchaser Financial Statements filed, or furnished, as applicable, on SEDAR and EDGAR, as incurred in the ordinary course of business since the date of such financial statements, as disclosed in this Agreement, or inter-company indebtedness, liabilities and guarantees among the Purchaser and its subsidiaries, the Purchaser and its subsidiaries have no outstanding material indebtedness or material liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any Person.

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(n)	No Material Adverse Effect. Since December 31, 2021, except as disclosed in the Purchaser Public Disclosure Record prior to the date of this Agreement, there has been no Material Adverse Effect and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(o)	Contracts. Schedule 4.1(o) of the Purchaser Disclosure Letter includes a complete and accurate list of all Purchaser Material Contracts. All Purchaser Material Contracts are in full force and effect, and the Purchaser or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Purchaser has made available in the Data Room Information true and complete copies of all Purchaser Material Contracts. All of the Purchaser Material Contracts are valid and binding obligations of the Purchaser enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Purchaser and its subsidiaries have complied in all material respects with all terms of such Purchaser Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of the Purchaser or any of its subsidiaries or, to the knowledge of the Purchaser or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Purchaser Material Contracts. As at the date of this Agreement, neither the Purchaser nor any of its subsidiaries has received written notice that any party to a Purchaser Material Contract intends to cancel, terminate or otherwise modify or not renew such Purchaser Material Contract, and to the knowledge of the Purchaser or any of its subsidiaries, no such action has been threatened. Neither the Purchaser nor any of its subsidiaries is a party to any Purchaser Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Purchaser or any of its subsidiaries.

(p)	Litigation. There are no Proceedings pending or, to the knowledge of the Purchaser, threatened affecting the Purchaser or any of its subsidiaries or affecting any of the Purchaser Mineral Rights, property or assets at law or in equity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither the Purchaser nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(q)	Taxes:

(i)	The Purchaser and each of its Purchaser Material Subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects.

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(ii)	The Purchaser and each of its Purchaser Material Subsidiaries has paid on a timely basis all Taxes which are due and payable (whether or not shown to be due on any Return), all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the Purchaser Financial Statements.

(iii)	None of the Purchaser or any of its Purchaser Material Subsidiaries have been notified or has knowledge of any pending audits, examinations, investigations or other Proceedings in respect of any material Taxes at any level of government (including federal, provincial, state, regional, municipal or local level).

(iv)	To the knowledge of the Purchaser, no deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Purchaser or any of its Purchaser Material Subsidiaries which are material, and neither the Purchaser nor any of its Purchaser Material Subsidiaries is a party to any action or Proceeding for assessment or collection of Taxes which are material and no such event has been asserted or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its Purchaser Material Subsidiaries or any of their respective assets.

(v)	To the knowledge of the Purchaser, no claim has been made by any Governmental Entity in a jurisdiction where the Purchaser and any of its Purchaser Material Subsidiaries does not file Returns that the Purchaser or any of its Purchaser Material Subsidiaries is or may be subject to Tax by that jurisdiction in any material respect.

(vi)	To the knowledge of the Purchaser, no tax enforcement Proceedings are currently initiated against the Purchaser or any of its Purchaser Material Subsidiaries for failing to timely pay Taxes reported in any Returns.

(vii)	To the knowledge of the Purchaser, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of the Purchaser or any of its Purchaser Material Subsidiaries.

(viii)	The Purchaser and each of its Purchaser Material Subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(ix)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Purchaser or any of its Purchaser Material Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(x)	To the extent required by Law, the tax attributes of the assets of the Purchaser and each of its Purchaser Material Subsidiaries and the amount of the tax loss carry-forwards of the Purchaser and each of its Purchaser Material Subsidiaries are accurately reflected in all material respects in the Returns of the Purchaser and each of its Purchaser Material Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Returns.

(xi)	No material payments are due or will become due by the Purchaser or any of its Purchaser Material Subsidiaries pursuant to any Tax indemnification agreements made in connection with a sale of shares, sale transfer or swap of assets or any kind of past or future commercial or corporate transaction.

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(xii)	The Purchaser and each of its Purchaser Material Subsidiaries has duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(xiii)	The Purchaser and each of its Purchaser Material Subsidiaries carrying on business in Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and any provincial sales tax equivalent.

(xiv)	Neither the Purchaser nor any of its Purchaser Material Subsidiaries have ever in any material respects, directly or indirectly, transferred any property to, or supplied any services to, or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom they were not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services.

(xv)	There are no circumstances in which the Purchaser or any of its Purchaser Material Subsidiaries could be liable under section 160 of the Tax Act for the Taxes of another Person.

(xvi)	There are no circumstances existing, to the knowledge of the Purchaser, which would result in the application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Purchaser or any of its Purchaser Material Subsidiaries.

(xvii)	All material foreign accrual property income, as that term is defined in section 95 of the Tax Act, of any controlled foreign affiliates, as that term is defined in section 95 of the Tax Act, of the Purchaser has been reported as required in the relevant Return of the Purchaser and/or Purchaser Material Subsidiaries.

(xviii)	The Purchaser has not issued any flow-through shares (within the meaning of the Tax Act).

(xix)	Subco is a direct, wholly-owned subsidiary of the Purchaser that was newly-formed for the purposes of this Agreement, and Subco has and has had no assets or activities other than those in connection with this Agreement.

(r)	Property:

(i)	The Purchaser Mineral Rights are the only mineral tenures and surface rights that the Purchaser or any of its Purchaser Material Subsidiaries have any legal or equitable interest in and are required to conduct the Purchaser’s or any of the Purchaser Material Subsidiaries’ business as now conducted at the Purchaser Mines.

(ii)	Except as disclosed in the Purchaser Public Disclosure Record or as would otherwise not have a material adverse impact on the Purchaser’s operations, the Purchaser has good and marketable title to the Purchaser Mineral Rights and the Purchaser or one of its Purchaser Material Subsidiaries, as the case may be, is the sole legal and beneficial owner of all right, title and interest in and to, and has exclusive right to possess and deal with, such Purchaser Mineral Rights, in each case free and clear of any Liens, other than Permitted Encumbrances.

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(iii)	Each of the Purchaser Mineral Rights is in good standing in all material respects.

(iv)	The Purchaser or its Purchaser Material Subsidiaries have the right in all material respects to enter upon the lands under which the subsurface mineral rights comprising the Purchaser Mineral Rights are located and, to the knowledge of the Purchaser, there is no illegal occupation of such lands by any Person.

(v)	There are no material adverse claims, actions, suits or Proceedings against, or challenge to, affecting or which could materially affect the title to or ownership by the Purchaser or its Purchaser Material Subsidiaries of or to the right to explore the Purchaser Mineral Rights and, to the knowledge of the Purchaser, no such claim and challenge is pending or threatened.

(vi)	Neither the Purchaser nor its Purchaser Material Subsidiaries have received any notice, whether written or oral from any Governmental Entity, or any Person with jurisdiction or applicable authority, of any revocation or intention to revoke the Purchaser’s or any of its Purchaser Material Subsidiaries’ material interests in the Purchaser Mineral Rights.

(vii)	No material dispute exists or, to the knowledge of the Purchaser, is pending or threatened, in connection with the ownership, access to or use of any Purchaser Mineral Rights, between the Purchaser or any of its Purchaser Material Subsidiaries and: (i) any surface landowner; (ii) other mining companies, or (iii) a concessionaire of hydrocarbon rights; or (iii) any Governmental Entity.

(s)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect:

(i)	any and all operations of the Purchaser and each of the Purchaser Material Subsidiaries and, to the knowledge of the Purchaser, any and all operations by third parties, on or in respect of the assets and properties of the Purchaser or any of its Purchaser Material Subsidiaries, have been conducted in a good, workmanlike and efficient manner in accordance with sound mining and other applicable Canadian mining industry standards and practices and in material compliance with applicable Laws; and

(ii)	to the knowledge of the Purchaser, are no operational, geotechnical or structural issues relating to the operations on the Purchaser Mineral Rights.

(t)	Mineral Reserves and Resources. The Purchaser is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the Purchaser Public Disclosure Record prior to the date of this Agreement, have been prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by the Purchaser to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of the Purchaser and its Purchaser Material Subsidiaries from the amounts disclosed in the Purchaser Public Disclosure Record, other than depletion from ordinary course mining operations.

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(u)	Technical Reports:

(i)	The Fekola Mine, the Masbate Gold Project and the Otjikoto Mine are the only material properties of the Purchaser for the purposes of NI 43-101.

(ii)	The following technical reports prepared by or for the Purchaser:

A.	technical report entitled “Fekola Gold Mine, Mali, NI 43-101 Technical Report” that has an effective date of December 31, 2019, and was prepared by Tom Garagan, P.Geo., Peter Montano, P.E., John Rajala, P.E., and Ken Jones, P.E.;

B.	technical report entitled “Masbate Gold Operation, Republic of the Philippines, NI 43-101 Technical Report on Operations” that has an effective date of December 31, 2016, and was prepared by Tom Garagan, P. Geo., Kevin Pemberton, P.E., John Rajala, P.E. and Ken Jones, P.E.; and

C.	technical report entitled “Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report” dated effective December 31, 2018, prepared by Tom Garagan, P. Geo., Peter Montano, P.E., John Rajala, P.E. and Ken Jones, P.E.

(collectively, the “Purchaser Technical Reports”) at the respective time of filing thereof complied in all material respects with the requirements of NI 43-101, were prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(iii)	The Purchaser made available to the authors of the Purchaser Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource estimates in the Purchaser Technical Reports are reasonable and appropriate.

(iv)	There has been no change, to the Purchaser’s knowledge, in mineral resources, mineral reserves or economic analysis from the Purchaser Technical Reports that constitutes a material change in relation to the Purchaser or that otherwise would require the filing of a new technical report under NI 43-101.

(v)	Health and Safety. There are no material claims, investigations or inquiries pending against the Purchaser or any of its subsidiaries (or naming the Purchaser or any of its subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the Purchaser Mines.

(w)	Cultural Heritage. None of the areas covered by the Purchaser Mines (including any constructions, remains or similar elements located on them) have been declared as a “protected archaeological site” or similar declaration by any Governmental Entity.

(x)	Expropriation. No written notice or Proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of the Purchaser or any of its Purchaser Material Subsidiaries, including the Purchaser Mineral Rights, has been given or commenced, nor, to the knowledge of the Purchaser, is any such Proceeding or notice threatened.

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(y)	Permits. Each of the Purchaser and its Purchaser Material Subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted, other than Permits which non-compliance with would not result in a Material Adverse Effect. To the knowledge of the Purchaser, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct the Purchaser’s or its Purchaser Material Subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a Material Adverse Effect.

(z)	Environmental Matters. To the knowledge of the Purchaser, each of the Purchaser and its Purchaser Material Subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)	is not a party to any material litigation or administrative Proceeding, nor to the Purchaser’s knowledge is any material litigation or administrative Proceeding threatened against it or its property or assets, which in either case:

A.	asserts or alleges that it violated any Environmental Laws;

B.	asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances; or

C.	asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances;

(iv)	has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws;

(v)	is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(vi)	is not involved in operations and does not know of any facts, circumstances or conditions, including the Release of any Hazardous Substance that would reasonably be expected to result in any material Environmental Liabilities.

(aa)	Labour and Employment. No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting the Purchaser or any of its facilities.

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(bb)	Compliance with Laws. The Purchaser and its Purchaser Material Subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(cc)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of the Purchaser or any of its Purchaser Material Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Purchaser or any of its Purchaser Material Subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no Proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or Proceedings, that would, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(dd)	Administration and Receivership. To the knowledge of the Purchaser, no Person has taken any step, legal Proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Purchaser or any of its Purchaser Material Subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of the Purchaser or any of its Purchaser Material Subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed by any Governmental Entity).

(ee)	Voluntary Arrangement, Etc. Neither the Purchaser nor any of the Purchaser Material Subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(ff)	Related Party Transactions. Other than among the Purchaser and its subsidiaries, there are no Contracts or other transactions currently in place between the Purchaser or any of its subsidiaries, on the one hand, and, on the other hand: (i) any Purchaser Shareholder of record or, to the knowledge of the Purchaser, beneficial owner of five percent (5%) or more of the Purchaser Shares; (ii) any officer or director of the Purchaser or any of its subsidiaries; or (iii) to the knowledge of the Purchaser, any affiliate or associate of any such, officer, director, Purchaser Shareholder of record or beneficial owner.

(gg)	Registration Rights. No Purchaser Shareholder has any right to compel the Purchaser to register or otherwise qualify the Purchaser Shares (or any of them) for public sale or distribution.

(hh)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon the Purchaser or any of the Purchaser Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect (i) any business practice, (ii) any acquisition or disposition of property or (iii) the conduct of the business, as currently conducted.

(ii)	Issuance of the Purchaser Shares. The Purchaser Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of the Purchaser, free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities) and will be freely transferable securities under U.S. Securities Laws (other than to “affiliates” of the Purchaser and former “affiliates” of the Purchaser or the Company, as such term is defined in Rule 144 under the U.S. Securities Act) and listed and posted for trading on the TSX and the NYSE American and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights.

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(jj)	Insurance. The Purchaser and its Purchaser Material Subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development.

(kk)	Corrupt Practices Legislation.

(i)	Neither the Purchaser nor any of its Purchaser Material Subsidiaries, nor, to the Purchaser’s knowledge, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Purchaser or any of its Purchaser Material Subsidiaries has offered or given, and the Purchaser is not aware of or does not have any knowledge of any Person that has offered or given on its behalf, anything of value to any official of a Governmental Entity or Indigenous Group, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity or Indigenous Group, or any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

A.	influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function in order to obtain or retain an advantage for the Purchaser or any of its subsidiaries in the course of business;

B.	inducing such Person to use such Person’s influence with any Governmental Entity or Indigenous Group to affect or influence any act or decision of such Governmental Entity or Indigenous Group to assist the Purchaser or any of its Purchaser Material Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

C.	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist the Purchaser or any Purchaser Material Subsidiary in obtaining or retaining business for, with, or directing business to, any Person.

(ii)	There have been no actions taken by the Purchaser, any of its Purchaser Material Subsidiaries or, to the knowledge of the Purchaser, by any Persons on behalf of the Purchaser or any of its Purchaser Material Subsidiaries, that would cause the Purchaser or its Purchaser Material Subsidiaries or such Persons to be in violation of the Corruption Acts or any similar legislation in any jurisdiction in which the Purchaser or any of its Purchaser Material Subsidiaries conduct their business and to which the Purchaser or any of its subsidiaries may be subject.

(iii)	The financial records of the Purchaser and its Purchaser Material Subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(iv)	There are no Proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which the Purchaser and its Purchaser Material Subsidiaries conduct their business pending against the Purchaser or any of its Purchaser Material Subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Purchaser or any of its Purchaser Material Subsidiaries, or to the knowledge of the Purchaser, threatened against or affecting, the Purchaser or any of its Purchaser Material Subsidiaries or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Purchaser or any of its Purchaser Material Subsidiaries.

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(ll)	Anti-Money Laundering. The operations of the Purchaser and its Purchaser Material Subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which the Purchaser or any Purchaser Material Subsidiary is subject, including the Money Laundering Laws, and no action, suit, Proceeding, investigation or notice by, before or from any Governmental Entity involving the Purchaser or any of its Purchaser Material Subsidiaries with respect to the Money Laundering Laws is pending.

(mm)	NGOs and Community Groups. No material dispute between the Purchaser or any of its Purchaser Material Subsidiaries and any non-governmental organization, community, community group, or Indigenous Group exists or, to the knowledge of the Purchaser, is threatened with respect to any of the Purchaser’s or any of its Purchaser Material Subsidiaries’ properties or operations.

(nn)	Not an Investment Company. The Purchaser is not registered or required to be registered as an “investment company” pursuant to the U.S. Investment Company Act.

(oo)	Foreign Private Issuer. The Purchaser is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(pp)	Investment Canada Act. The Purchaser is not a state-owned enterprise and is a WTO Investor, as defined in the Investment Canada Act.

(qq)	Ownership of the Company Shares or other Securities. Neither the Purchaser nor any of its affiliates own any Company Shares or any other securities of the Company.

(rr)	HSR. The Purchaser (and all entities “controlled by” Purchaser for purposes of the U.S. Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than US$111.4 million and has not made aggregate sales in or into the United States of over US$111.4 million in its most recent fiscal year.

4.2	Survival of Representations and Warranties

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5.COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement; (ii) as provided in the Company Disclosure Letter (which, for the convenience of the reader and not for the purpose of limiting the qualifying effect of the disclosure therein, shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); and (iii) as required by applicable Law; (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester or any other Law or guidelines or recommendations issued by a Governmental Entity or the Company’s internal policies reasonably established and considered prudent by the Company to adequately protect the health and safety of its and any of its subsidiaries’ employees, customers or suppliers in connection with or in response to COVID-19 or any variants/mutations thereof (“COVID-19 Measures”) or (v) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed:

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(a)	the Company shall and shall cause the Company Subsidiary to:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

(ii)	use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, properties and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Indigenous Groups, Governmental Entities and others having business relationships with them;

(iii)	fully cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, allow the Purchaser to monitor, and provide input with respect to the Company’s direction and control of,

A.	activities relating to operations on the Company Mineral Rights including community relations and relations with Indigenous Groups; and

B.	stakeholder engagement including Indigenous Groups, representative groups, local governments, church organizations, local communities, nearby landholders, and non-government organizations;

(iv)	provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of results of operations, other technical information prior to such disclosure, and give due and reasonable consideration to any comments made by the Purchaser and its legal counsel; and

(b)	without limiting the generality of Section 5.1(a), the Company shall not, and shall cause each of its subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(ii)	split, combine or reclassify any shares in the capital of the Company or the Company Subsidiary;

(iii)	without the consent of the Purchaser, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of the Company owned by any Person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to the Company or any wholly-owned subsidiary of the Company;

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(iv)	issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of the Company or its subsidiaries, or any options, warrants, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares in the capital of, or other securities of, the Company or the Company Subsidiary, other than the issuance of the Company Shares upon the valid exercise of the Company Incentive Securities outstanding on the date of this Agreement;

(v)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding shares in the capital of, or other securities of the Company or the Company Subsidiary;

(vi)	amend the terms of any of the shares in the capital of, or other securities of, the Company or the Company Subsidiary;

(vii)	reduce the stated capital of any shares in the capital of, or other securities of, the Company or the Company Subsidiary;

(viii)	incorporate, acquire or create any new subsidiary;

(ix)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any subsidiary;

(x)	materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(xi)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of the Company or the Company Subsidiary, including for these purposes mineral products from any Company Mineral Rights, except: (A) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice and (B) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of $1,000,000 (whether individually or in the aggregate);

(xii)	reorganize, amalgamate or merge the Company or the Company Subsidiary with any other Person;

(xiii)	acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, any assets, properties, securities, interests or business of any other Person, or make any investment or agree to make an investment, either by the purchase of securities of, or contributions of capital to, any other Person (other than wholly-owned subsidiaries as of the date of this Agreement) in an amount in excess of $5,000,000 (whether individually or in the aggregate);

(xiv)	except for any subsequent draw or draws of up to an aggregate of $31,250,000 by the Company pursuant to the Company Stream Agreement, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money, or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other Person or make any loans, capital contributions, investments or advances in an amount in excess of $5,000,000 (whether individually or in the aggregate); provided that the Company may enter into the contractual commitments to incur the expenses (i.e., accounts payable) set out in the 2023 annual budget detailed in the Company Disclosure Letter; provided for the avoidance of doubt the Company shall not draw down any additional amounts under the Company Credit Agreement and the Company Prepay Agreement without the consent of the Purchaser;

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(xv)	grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual contractor or consultant of the Company or the Company Subsidiary; (B) grant, accelerate, or increase any payment, award (equity or otherwise), indemnification or other benefits payable to, or for the benefit of, any director, officer, employee or individual contractor or consultant of the Company or the Company Subsidiary, except in the ordinary course of business consistent with past practice; (C) increase the coverage, contributions, funding requirements or benefits available under the Company Benefit Plans or create any new Company Benefit Plan; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of the Company or the Company Subsidiary or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except in the ordinary course of business consistent with past practice; or (E) take or propose to take any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to: (x) guarantee employment for any period of time for, or preclude the ability of the Purchaser to terminate the employment or engagement of, any director, officer, employee or individual contractor or consultant of the Company or the Company Subsidiary after the Effective Time; (y) require the Purchaser to continue any benefit plan or to prevent the amendment, modification or termination of any benefit plan after the Effective Date or prohibit the Purchaser from amending, modifying or terminating any benefit plan or arrangement covering any continuing director, officer, employee or individual contractor or consultant on or after the Effective Date; or (z) constitute an amendment to any benefit plan;

(xvi)	negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or individual contractors or consultants, any collective bargaining agreement or any Company Benefit Plan, in each case, other than: (A) in connection with terminating officers, directors, employees, agents or individual contractors or consultants for cause; (B) offer letters entered into in the ordinary course of business, consistent with past practice, that do not provide for severance (except as required by applicable Law) or change in control benefits; (C) consulting agreements entered into in the ordinary course of business consistent with past practice; (D) amendments required by Law; or (E) compensation arrangements that are generally consistent with past practice and entered into with employees hired after the date of this Agreement and who earn an annualized base salary or wage not greater than $250,000 (or its equivalent);

(xvii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xviii)	hire any person earning an annualized base salary or wage greater than $250,000 (or its equivalent) or terminate, except for cause, the employment of any person earning an annualized base salary or wage greater than $250,000 (or its equivalent);

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(xix)	settle, pay, discharge, satisfy, compromise, waive, assign or release: (A) any material action, claim or Proceeding brought against the Company or the Company Subsidiary; (B) any claims, liabilities or obligations in an amount in excess of $1,000,000 (whether individually or in the aggregate), except claims, liabilities or obligations reflected or reserved against in the Company Financial Statements; or (C) any material rights, claims or benefits of the Company or the Company Subsidiary;

(xx)	enter into or extend any agreement or arrangement that provides for: (A) any material limitation or restriction on the ability of the Company or the Company Subsidiary or, following the Effective Time, the ability of any of the Company’s affiliates, to engage in any type of activity or business, (B) any material limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or the Company Subsidiary or, following the Effective Time, all or any portion of the business of any of the Company’s affiliates, is or would be conducted, or (C) any material limit or restriction on the ability of the Company or the Company Subsidiary or, following the Effective Time, the ability of any of the Company’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(xxi)	negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between the Company or the Company Subsidiary and another Person, except in the ordinary course of business;

(xxii)	other than as is necessary to comply with applicable Laws, any written employment Contract in effect on the date of this Agreement and disclosed in the Data Room Information, engage in any transaction with any related parties;

(xxiii)	(A) enter into any agreement that if entered into prior to the date of this Agreement, would be a Company Material Contract; (B) modify, amend in any material respect, transfer or terminate any Company Material Contract, including the Company Finance Agreements, or waive, release or assign any material rights or claims thereto or thereunder; or (C) fail to enforce any breach or threatened breach of any Company Material Contract;

(xxiv)	draw down any additional amounts under the Company Finance Agreements, other than as agreed to by the Purchaser;

(xxv)	initiate any material discussion, negotiations or filings with any Governmental Entity or Indigenous Groups regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement);

(xxvi)	incur, or commit to, capital expenditures, other than as set out in the Company’s 2023 annual budget to be approved by the Company Board and set forth in the Company Disclosure Letter, in excess of $1,000,000;

(xxvii)	enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or other similar financial instruments, other than in the ordinary course of business consistent with past practice;

(xxviii)	(A) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax; (B) amend any Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2021, except as may be required pursuant to applicable Law; (C) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (D) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (E) settle (or offer to settle) any Tax claim, audit, Proceeding or re- assessment;

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(xxix)	(A) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute Proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted; (B) or fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities or Indigenous Groups for material Permits;

(xxx)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(xxxi)	agree, resolve or commit to do any of the foregoing.

(c)	The Company shall provide the Purchaser with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

5.2	Additional Covenants of the Company

(a)	The Company shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of the Company or the Company Subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6 and except as set out in Schedule 5.2(a) of the Company Disclosure Letter, none of the Company or the Company Subsidiary shall obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months. The Company shall consult with the Purchaser on any renewals of insurance (or re-insurance) policies.

(b)	The Company shall promptly notify the Purchaser of: (i) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication, and (ii) any opposition, concerns or threats raised or brought by non-governmental organizations, communities, community groups, or Indigenous Groups in respect of the Company’s or any of its subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the Company Mineral Rights.

(c)	The Parties acknowledge and agree that all Company Incentive Securities that are not converted or exercised, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

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(d)	The Company shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Returns of the Company and the Company Subsidiary that are required by Law to be filed on or before the Effective Date or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Returns.

(e)	The Company shall keep the Purchaser reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to the Company or the Company Subsidiary).

(f)	If requested by the Purchaser, the Company shall use commercially reasonable efforts to assist the Purchaser to, contemporaneously or concurrently with or, if permitted by the counter-party under the Zhaojin Shareholder Agreement, following the Effective Time, terminate the Zhaojin Shareholder Agreement.

(g)	[Intentionally Deleted.]

5.3	Covenants of the Company Relating to the Arrangement

Subject to the terms and conditions of this Agreement, the Company shall and shall cause the Company Subsidiary to perform all obligations required to be performed by the Company or the Company Subsidiary under this Agreement, co-operate with the Purchaser in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where applicable, shall cause the Company Subsidiary to:

(a)	promptly, and in any event within five (5) Business Days following the date of this Agreement, provide to the Purchaser (unless prohibited by the terms of such agreement) a copy of each confidentiality or standstill agreement which has been entered into by the Company or the Company Subsidiary and any third party which has not expired or terminated in accordance with its terms;

(b)	apply for and use commercially reasonable efforts to obtain Canadian Competition Approval and all Key Regulatory Approvals relating to the Company or the Company Subsidiary which are typically applied for by an acquiree and, in doing so, keep the Purchaser reasonably informed as to the status of the Proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals, including providing the Purchaser with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to the Purchaser’s outside counsel on an “external counsel” basis) in order for the Purchaser to provide its comments thereon, which shall be given due and reasonable consideration. The Purchaser and its legal advisor shall provide any comments with respect to the materials related to the Canadian Competition Approval and Key Regulatory Approvals in a timely manner;

(c)	deliver or cause any shares or other interests in the Company Subsidiary to the Purchaser or the Purchaser’s nominee if such shares or other interests in the Company Subsidiary are held in trust by any third Person;

(d)	use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Company Material Contracts to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement relating to the Company or the Company Subsidiary;

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(e)	use commercially reasonable efforts to obtain as soon as possible following execution of this Agreement Company Voting Agreements from each of OMF Fund III (MT) LLC, Wheaton Precious Metals Corp., Zhaojin International Mining Co., Ltd. and such other Company Shareholders holding 5% or more of the Company Shares, to the extent such Company Voting Agreements have not then been obtained;

(f)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against the Company or the Company Subsidiary challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(g)	make available or cause to be made available to the Purchaser and its agents and advisors, information reasonably requested by the Purchaser for the purpose of preparing, considering and implementing integration and strategic plans for the combined businesses of the Purchaser and the Company following completion of the Arrangement and confirming the representations and warranties of the Company set out in Section 3.1 of this Agreement; and

(h)	use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Purchaser Shares to Company Shareholders in exchange for their Company Shares and the issuance of the Replacement Options to Company Optionholders in exchange for their Company Options pursuant to the Arrangement.

5.4	Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement; (ii) as provided in the Purchaser Disclosure Letter (which, for the convenience of the reader and not for the purpose of limiting the qualifying effect of the disclosure therein, shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); (iii) as required by applicable Law; or (iv) with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	the Purchaser shall and shall cause each Purchaser Material Subsidiary to:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and

(ii)	use commercially reasonable efforts to preserve intact their respective present business organization, goodwill, properties and assets in all material respects, keep available the services of its and their officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them; and

(b)	without limiting the generality of Section 5.4(a), the Purchaser shall not, and shall cause each Purchaser Material Subsidiary not to, directly or indirectly:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

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(ii)	split, combine or reclassify any shares in the capital of the Purchaser or any of its Purchaser Material Subsidiaries;

(iii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of the Purchaser owned by any Person or the securities of any of its subsidiaries other than, in the case of the Purchaser, any dividends, distributions or payments paid in the ordinary course consistent with past practice, and in the case of any subsidiary of the Purchaser, any dividends, distributions or payments payable to the Purchaser or any wholly-owned subsidiary of the Purchaser or any of their respective shareholders;

(iv)	amend the terms of any of the shares in the capital of, or other securities of the Purchaser;

(v)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of the Purchaser or any Purchaser Material Subsidiary;

(vi)	materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(vii)	reorganize, amalgamate or merge the Purchaser or any of its subsidiaries with any other Person that is not an affiliate of the Purchaser or any of its subsidiaries;

(viii)	reduce the stated capital of any shares in the capital of the Purchaser;

(ix)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Purchaser to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(x)	agree, resolve or commit to do any of the foregoing.

(c)	The Purchaser shall provide the Company with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

5.5	Covenants of the Purchaser Relating to the Arrangement

Subject to the terms and conditions of this Agreement, the Purchaser shall and shall cause its subsidiaries to perform all obligations required to be performed by the Purchaser or any of its Purchaser Material Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make, as soon as reasonably practicable, effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Purchaser shall and, where applicable, shall cause its Purchaser Material Subsidiaries to:

(a)	apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to the Purchaser or any of its Purchaser Material Subsidiaries which are typically applied for by an acquirer and, in doing so, keep the Company reasonably informed as to the status of the proceedings related to obtaining such Key Regulatory Approvals, including providing the Company with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to the Company’s outside counsel on an “external counsel” basis) in order for the Company to provide its comments thereon, which shall be given due and reasonable consideration. The Company and its legal advisors shall provide any comments with respect to the materials related to the Key Regulatory Approvals in a timely manner;

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(b)	use commercially reasonable efforts to obtain, or cause to be obtained, the Investment Canada Act Approval as soon as practicable;

(c)	use commercially reasonable efforts to obtain, or cause to be obtained, the Canadian Competition Approval as soon as practicable;

(d)	use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Purchaser Material Contracts to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement relating to the Purchaser or any of its Purchaser Material Subsidiaries;

(e)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against the Purchaser or any of its Purchaser Material Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(g)	provide such assistance as may be reasonably requested by the Company for the purposes of convening and holding the Company Meeting;

(h)	use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Purchaser Shares to Company Shareholders in exchange for their Company Shares and the issuance of the Replacement Options to Company Optionholders in exchange for their Company Options pursuant to the Arrangement;

(i)	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the NYSE American of the Purchaser Shares to be issued in accordance with the terms of the Plan of Arrangement; and

(j)	use its commercially reasonable efforts to ensure that the Purchaser Shares and the Replacement Options shall, at the Effective Time, either be registered or qualified under all applicable U.S. state Securities Laws, or exempt from such registration and qualification requirements.

5.6	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms of this Agreement, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

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(b)	it shall cooperate with the other Party in connection with obtaining the Key Regulatory Approvals, including providing or submitting to the Commissioner or any other Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, requested, or reasonably advisable, in connection with obtaining the Key Regulatory Approvals;

(c)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent, materially delay or materially impede the transactions contemplated hereby;

(d)	in respect of the Canadian Competition Approval and the Investment Canada Act Approval, the Parties will supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested by the Commissioner to obtain the Competition Act Approval and the Investment Canada Act Approval and will respond to any requests for additional information made by the Commissioner (or any person on the Commissioner’s behalf) or an Governmental Entity in order to cause the waiting period under section 123(1)(a) of the Competition Act to terminate or expire at the earliest possible date and to obtain the Investment Canada Act Approval. The Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with its preparation of any filing or submission necessary or advisable to obtain the Canadian Competition Approval and the Investment Canada Act Approval, including (A) keeping each other reasonably informed as to the status of the proceedings related to obtaining the Canadian Competition Approval and the Investment Canada Act Approval, (B) providing each other with advanced copies of and reasonable opportunity to comment on all filings, submissions, notices, information, documentation and material correspondence (including emails) submitted to or filed with any Governmental Entity, (C) incorporating the reasonable suggestions made by the other Party and their external legal counsel, and (D) promptly providing to each other copies of all filings, submissions, notices, information, documentation, material correspondence (including emails) and requests received from any Governmental Entity; notwithstanding this obligation, any filings, submissions, notices, information, documentation, material correspondence or requests to be provided pursuant to Sections 5.5 and 5.6 that are, in the reasonable view of the providing Party, competitively sensitive, may be provided only to the external legal counsel and/or external experts of the other Party;

(e)	take all commercially reasonable actions within its control to ensure that the representations and warranties in Section 3.1, in the case of the Company, and Section 4.1, in the case of the Purchaser:

(i)	that are qualified by reference to a Material Adverse Effect or materiality, remain true and correct in all respects; or

(ii)	that are not qualified by reference to a Material Adverse Effect or materiality, remain true and correct in all material respects,

as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date; and

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(f)	promptly notify the other Party of:

(i)	any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives);

(ii)	any material communication from any Governmental Entity or Indigenous Group in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

5.7	Contemplated Reorganization Transaction

(a)	Upon request by the Purchaser, the Company shall use its commercially reasonable efforts, and shall cause its Company Subsidiary to effect such reorganizations of the Company’s or the Company Subsidiary’s business, operations and assets as the Purchaser may reasonably request, including amalgamations, wind-ups, settling intercompany loans, capitalizing intercompany loans, and any other transaction (each a “Contemplated Reorganization Transaction”) and co-operate with the Purchaser and its advisors in order to determine the manner in which any such Contemplated Reorganization Transaction might most effectively be undertaken; provided that any Contemplated Reorganization Transaction: (A) is not, in the opinion of the Company or Company’s outside legal counsel, acting reasonably, prejudicial to the affected Company Securityholders; (B) does not require the Company to obtain the approval of any Company Securityholders and does not require the Purchaser to obtain the approval of the Purchaser Shareholders; (C) does not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (D) does not impair, impede or delay the consummation of the Arrangement; (E) does not result in any breach by the Company or the Company Subsidiary of any Company Material Contract or authorization or any breach by the Company of the Company’s constating documents or by any of its subsidiaries of their respective organizational documents or Law; (F) does not require the directors, officers, employees or agents of the Company or its subsidiaries to take any action in any capacity other than as a director, officer or employee; (G) does not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Company Securityholders; and (H) does not materially interfere with the Company’s operations prior to the Effective Time.

(b)	The Purchaser shall provide written notice to the Company of any proposed Contemplated Reorganization Transaction at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, the Purchaser and the Company shall prepare all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Contemplated Reorganization Transaction prior to the time it is to be effected, including obtaining any documents or certificates required to effect such a transaction. If the Arrangement is not completed, the Purchaser shall: (i) forthwith reimburse the Company for all costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Contemplated Reorganization Transaction; and (ii) indemnify the Company, its subsidiaries and their respective directors, officers, employees, agents and Representatives for any liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Contemplated Reorganization Transaction, or to reverse or unwind any Contemplated Reorganization Transaction. The Purchaser agrees that any Contemplated Reorganization Transaction will not be considered in determining whether a representation, warranty or covenant of the Company under this Agreement has been breached (including where any such Contemplated Reorganization Transaction requires the consent of any third party).

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5.8	Employment Agreements, Severance and Resignations

(a)	The Parties acknowledge that the Arrangement will result in a “change of control” (or a term of similar import) for purposes of the Company’s employment agreements and under the Company Benefit Plans. From and after the Effective Date, the Purchaser shall cause the Company to honour all of the obligations of the Company and any of its subsidiaries under any employment agreements, retention bonus and fee agreements and severance arrangements of the Company which are disclosed in Schedule 5.8 of the Company Disclosure Letter; provided that the provisions of this Section 5.8 shall not give any employees of the Company or the Company Subsidiary any right to continued employment or impair in any way the right of the Purchaser or any of its subsidiaries to terminate the employment of any employees in accordance with applicable Law and the provisions of such arrangements.

(b)	On or before the Effective Time, subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6, the Company shall use commercially reasonable efforts to cause such members of the Company Board to resign as the Purchaser may require, at the time and in the manner requested by the Purchaser, as of the Effective Date, with a nominee of the Purchaser to be appointed to the Company Board immediately after each such resignation.

5.9	Tax Rollover

An Eligible Holder who is entitled to receive Purchaser Shares pursuant to the Plan of Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law), to have the Eligible Holder’s disposition of the Company Shares pursuant to the Plan of Arrangement occur on a full or partial rollover basis.

Article 6.CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Company Resolution shall have been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and the Purchaser, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against the Purchaser or the Company which shall prevent the consummation of the Arrangement;

(d)	no action, suit or Proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, or (ii) enjoins or prohibits the consummation of the Arrangement;

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(e)	the Purchaser Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption, and (ii) shall be freely transferable under applicable U.S. Securities Laws (other than as applicable to “affiliates” of the Purchaser and former “affiliates” of the Purchaser or Company, as such term is defined in Rule 144 under the U.S. Securities Act); provided, however, that the Company shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that the Company fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that the Purchaser will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.3;

(f)	the Replacement Options to be issued to Company Optionholders in exchange for their Company Options pursuant to the Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption;

(g)	the Canadian Competition Approval shall have been obtained;

(h)	the Investment Canada Act Approval shall have been obtained;

(i)	the Key Regulatory Approvals shall have been obtained; and

(j)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have):

(a)	all other covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by Company in all material respects, and the Purchaser shall have received a certificate from Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of the Company set forth in: (i) Section 3.1(c) [Organization and Qualification], Section 3.1(d) [Authority Relative to this Agreement], 3.1(f) [Capitalization] (other than de minimis inaccuracies or adjustments resulting from the issuance of Company Shares pursuant to the terms of any equity incentive awards) and 3.1(p) [No Material Adverse Effect] shall be true and correct in all respects as of the Effective Time as if made at and as of such time; and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except (A) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement, or (B) where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a Material Adverse Effect in respect of the Company, and the Purchaser shall have received a certificate from the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

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(c)	no action, suit, Proceeding or Tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of law) shall have been enacted, promulgated, amended or applied, in each case that (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a Material Adverse Effect, (ii) if the Arrangement were consummated, would result in a Material Adverse Effect, or (iii) prohibits or limits the ownership or operation by the Purchaser or any of its affiliates of any material portion of the business or assets of the Company or compels the Purchaser or any of its affiliates to dispose of or hold separate any material portion of the business or assets of the Company as a result of the Arrangement;

(d)	since the date of this Agreement, there shall not have been any Material Adverse Effect in respect of the Company and the Purchaser shall have received a certificate from the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date; and

(e)	Dissent Rights shall not have been exercised by holders of more than five percent (5%) of the Company Shares, except as disclosed in Schedule 6.2(e) of the Company Disclosure Letter.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have):

(a)	all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and the Company shall have received a certificate from the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser, by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of the Purchaser set forth in: (i) Section 4.1(a) [Organization and Qualification], Section 4.1(b) [Authority Relative to this Agreement], 4.1(d) [Capitalization] (other than de minimis inaccuracies or adjustments resulting from the issuance of Purchaser Shares pursuant to the terms of any equity incentive awards) and 4.1(n) [No Material Adverse Effect] shall be true and correct in all respects as of the Effective Time as if made at and as of such time and (ii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement, or (ii) where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in Material Adverse Effect in respect of the Purchaser, and the Company shall have received a certificate from the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

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(c)	no action, suit or Proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of law) shall have been enacted, promulgated, amended or applied, in each case that (i) results in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect, or (ii) if the Arrangement were consummated, would result in a Material Adverse Effect;

(d)	since the date of this Agreement, there shall not have been any Material Adverse Effect in respect of the Purchaser and the Company shall have received a certificate from the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser, as applicable, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(e)	the Purchaser shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby; and

(f)	the Purchaser shall have delivered evidence satisfactory to the Company of the conditional approval of the listing and posting for trading on the TSX and the NYSE American, as applicable, of the Purchaser Shares to be issued as Consideration pursuant to the Plan of Arrangement, subject only to conditions that are customary for the TSX and the NYSE American in such transactions.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon delivery by the Parties of written confirmation of the Effective Date. For greater certainty and notwithstanding anything else in this Agreement, the conditions set forth in this Article 6 for the benefit of a Party are the only conditions to such Party’s obligations to complete the Arrangement.

Article 7.ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Effective Time;

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(iii)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, Section 6.2 or Section 6.3, as the case may be.

(b)	The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iii)C and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iv)C unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen (15) Business Days from such notice, and then only if such matter has not been cured by such date. If such written notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect in respect of either Party, this Agreement may not be terminated as a result of the cured breach.

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7.2	Company Non-Solicitation

(a)	Except as otherwise expressly provided in this Section 7.2, the Company shall not, directly or indirectly, through any Representative or any subsidiary (and the Company shall cause its Representatives and its subsidiaries not to):

(i)	make, solicit, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing information (including any site visit)) or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement in accordance with Section 7.2(c)) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser or any of its affiliates) regarding an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; provided that the Company or its Representatives shall be permitted to: (i) communicate with any Person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such Person, and (ii) advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal if the Purchaser Board has so determined in compliance with the terms of this Article 7;

(iii)	remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding five (5) calendar days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of this Section 7.2(a)(iii));

(iv)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement in accordance with Section 7.2(c));

(v)	make a Company Change in Recommendation; or

(vi)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Company Board of the transactions contemplated hereby.

(b)	Except as otherwise provided in this Section 7.2, the Company shall, and shall cause its subsidiaries and its Representatives to, immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its subsidiaries or any of its Representatives with respect to any Acquisition Proposal, and, in connection therewith, the Company shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible, and in any event no later than two (2) Business Days following the date of this Agreement, request, to the extent that it is entitled to do so (and use its commercially reasonable efforts to ensure that such requests are observed) the return or destruction of all confidential information regarding the Company and the Company Subsidiary previously provided to any such Person or any other Person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding the Company and the Company Subsidiary. The Company agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend, modify or release any Person from any provision of any existing confidentiality agreement or any standstill agreement to which the Company or the Company Subsidiary is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions thereof, or permission to make a take- over bid for the Company Shares, pursuant to the express terms of any such agreement, or any standstill provisions thereof as a result of the entering into, or the announcement of, this Agreement by the Company shall not be a violation of this Section 7.2(b)). The Company shall promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

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(c)	Notwithstanding Section 7.2(a) and Section 7.2(b) and any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the approval by the Company Shareholders of the Company Resolution, provided that the Company is then in compliance with all of its obligations under this Agreement (including under Section 7.2(a) and Section 7.2(b)), the Company receives a bona fide unsolicited written Acquisition Proposal that:

(i)	the Company Board determines in good faith, after consultation with the Company Financial Advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal; and

(ii)	the Company Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to the Company and the Company Subsidiary to the Person making such Acquisition Proposal or participate in discussions or negotiations with such Person would be inconsistent with its fiduciary duties under applicable Law, then the Company may, provided it has first complied with Section 7.2(d) and has first entered into, and provided to the Purchaser an executed copy of, a confidentiality and standstill agreement with such Person (the terms of which shall no more favourable to such Person than the Confidentiality Agreement):

(iii)	furnish information with respect to the Company and the Company Subsidiary to the Person making such Acquisition Proposal;

(iv)	participate in discussions or negotiations with the Person making such Acquisition Proposal; and

(v)	simultaneously provide the Purchaser with any non-public information concerning the Company and its subsidiaries provided to such Person making such Acquisition Proposal if such non-public information has not been previously provided to the Purchaser.

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(d)	The Company shall promptly (and in any event within twenty-four (24) hours of receipt by the Company, any of its subsidiaries or any of its Representative) notify the Purchaser, at first orally and then in writing, of: (i) any offer, proposal, expression of interest or inquiry (orally or in writing) relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, and (iii) any request for non-public information relating to the Company or the Company Subsidiary or for access to the properties, books or records of the Company or the Company Subsidiary in connection with any actual or potential Acquisition Proposal, in each case received on or after the date of this Agreement, of which the Company or the Company Subsidiary, or any of its or their Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Such notice shall include a description of the terms and conditions of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request, the identity of the Person making such Acquisition Proposal or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all material written communications related thereto and provide such other material details of such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request which are known to the Company. The Company shall keep the Purchaser fully informed on a prompt basis of the status of, including any change, amendment or modification to the terms, and details of any discussion or negotiations with respect to, any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request and the Company shall respond promptly to all inquiries by the Purchaser with respect thereto.

(e)	Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.2, if at any time following the date of this Agreement, and prior to the approval of the Company Shareholders of the Company Resolution, provided that the Company is then in compliance with all of its obligations under this Agreement (including under this Section 7.2), the Company receives a bona fide unsolicited written Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company Financial Advisors and its outside legal counsel, constitutes a Superior Proposal, the Company Board may, subject to compliance with the procedures set forth in Section 7.3, Section 8.2 and Section 8.3 (including without limitation the payment of the Termination Fee), terminate this Agreement in order to enter into a binding written agreement with respect to such Superior Proposal.

(f)	The Company will not become a party to any Contract with any Person subsequent to the date of this Agreement that limits or prohibits the Company from (i) providing or making available to the Purchaser and its affiliates and Purchaser Representatives any information provided or made available to such Person or its officers, directors, employees, consultants, advisors, agents or other Representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 7.2 or (ii) providing the Purchaser and its affiliates and Purchaser Representatives with any other information required to be given to it by the Company under this Section 7.2.

(g)	Subject to the provisions of Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent the Company or the Company Board from calling and holding a meeting of the Company Shareholders, or any of them, requisitioned by Company Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3	Right to Match

(a)	The Company covenants that it shall not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(c)) unless:

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(i)	the Company has complied with its obligations under Section 7.2 and Section 7.3 and has provided the Purchaser with a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration, a written notice from the Company Board setting out the value or range of values in financial terms that the Company Board, in consultation with the Company Financial Advisors, determined in good faith should be ascribed to such non-cash consideration);

(ii)	a period (the “Response Period”) of five (5) calendar days has elapsed from the date that is the later of (i) the date on which the Purchaser receives written notice from the Company Board that the Company Board has determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal, and (ii) the date the Purchaser receives a copy of the Superior Proposal from the Company and the Company Board has determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal;

(iii)	if the Purchaser has proposed to amend the terms of this Agreement in accordance with Section 7.3(b), then, as required by Section 7.3(b), the Company Board shall have determined in good faith, after consultation with the Company Financial Advisors and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(iv)	the Company shall have terminated this Agreement pursuant to Section 8.2; and

(v)	the Company shall have previously paid or caused to be paid, or concurrently pays or causes to be paid, to the Purchaser (or as the Purchaser may direct by notice in writing) the Termination Fee.

(b)	During the Response Period, the Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. During the Response Period, the Company shall negotiate in good faith with the Purchaser to enable the Purchaser to make such amendments to the terms of this Agreement and the Plan of Arrangement as would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Within five (5) calendar days (the “Review Period”) of any such offer by the Purchaser to amend the terms of this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the Company Board shall review and determine whether the Acquisition Proposal to which the Purchaser is responding would continue to be a Superior Proposal when assessed against this Agreement and against the Plan of Arrangement as they are proposed by the Purchaser to be amended. Such determination to be made by the Company Board shall be communicated to the Purchaser by the end of the Review Period. If the Company Board determines that the Acquisition Proposal to which the Purchaser is responding would not continue to be a Superior Proposal when assessed against this Agreement and the Plan of Arrangement as they are proposed by the Purchaser to be amended, the Company shall enter into an amendment to this Agreement to give effect to such amendments and the Company Board shall promptly reaffirm its recommendation of the Plan of Arrangement on the same basis as described in Section 2.5(b) by the prompt issuance of a press release to that effect.

(c)	Where the Company has provided the Purchaser notice pursuant to Section 7.3(a)(ii) less than seven (7) calendar days prior to the Company Meeting, if requested to do so by the Purchaser, the Company shall postpone or adjourn the Company Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice; provided, however, that in the event that the Company Meeting is so adjourned, the Outside Date shall be extended by the same number of days as the Company Meeting has been adjourned.

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(d)	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and the Purchaser shall be afforded a new Response Period and the rights afforded in Section 7.3(b) in respect of each such Acquisition Proposal.

(e)	Notwithstanding any of the provisions of Section 7.2 and Section 7.3, the Company Board shall have the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid or tender or exchange offer made for the Company Shares that it determines is not a Superior Proposal; provided that:

(i)	the Purchaser and its counsel have been provided with a reasonable opportunity to review and comment on any such response and the Company Board shall give reasonable consideration to such comments; and

(ii)	notwithstanding that the Company Board may be permitted to respond in the manner set out herein to a take-over bid, the Company Board shall not be permitted to make a Company Change in Recommendation unless the provisions of Section 7.2 and Section 7.3 are met.

7.4	Expenses and Termination Fees

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	If a Company Termination Fee Event occurs, the Company shall pay, or cause to be paid, to the Purchaser (or as the Purchaser shall direct) by wire transfer of immediately available funds the Termination Fee in accordance with Section 7.4(e).

(c)	For the purposes of this Agreement, “Termination Fee” means C$37,000,000.

(d)	For the purposes of this Agreement, “Company Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser pursuant to Section 8.2(a)(iii)A (Company Change in Recommendation) or (Breach of Non-Solicitation or Right to Match);

(ii)	by the Company pursuant to Section 8.2(a)(iv)A (Superior Proposal); or

(iii)	by either Party pursuant to Section 8.2(a)(ii)A (Effective Time has not occurred before Outside Date) or Section 8.2(a)(ii)C (Company Resolution not approved at Company Meeting) or by the Purchaser pursuant to Section 8.2(a)(iii)C (Breach of Representations, Warranties and Covenants) but only in the event of a termination due to a wilful or intentional breach or fraud by the Company, but only if, in each case set out in this paragraph (iii), prior to the termination of this Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to the Company shall have been made or publicly announced by any Person (other than the Purchaser or any of its affiliates) and has not expired or been withdrawn prior to the Company Meeting; and:

A.	within twelve (12) months following the date of such termination any Acquisition Proposal is consummated; or

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B.	within twelve (12) months following the date of such termination the Company or one or more of its subsidiaries enters into a binding written agreement in respect of, or the Company Board approves or recommends, any Acquisition Proposal and that transaction is subsequently consummated at any time thereafter;

provided that for purposes of this Section 7.4(d)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that each reference to “20%” therein shall be deemed to be a reference to “50%”.

(e)	If a Company Termination Fee Event occurs pursuant to Section 7.4(d)(i), the Termination Fee shall be payable by the Company to the Purchaser within two (2) Business Days following such Company Termination Fee Event. If a Company Termination Fee Event occurs pursuant to Section 7.4(d)(ii), the Termination Fee shall be paid by the Company to the Purchaser in accordance with Section 7.3(a)(v). If a Company Termination Fee Event occurs in the circumstances set out in 7.4(d)(iii), the Termination Fee shall be payable by the Company to the Purchaser within two (2) Business Days following the closing of the applicable transaction referred to therein.

(f)	Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to a Termination Fee and such Termination Fee is paid in full, the Party receiving the Termination Fee shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(g)	Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

(h)	Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

(i)	For greater certainty a Party shall not be obligated to make more than one payment pursuant to this Section 7.4.

7.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its subsidiaries and their respective officers, directors, employees, contractors, consultants, independent auditors, accounting advisers and agents to, afford to each other Party and to the officers, employees, agents and Representatives of each other Party such access as such other Party may reasonably require at all reasonable times, including, in the case of the Company, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish such other Party with all data and information as such other Party may reasonably request. In addition, and without limiting the foregoing, each Party shall continue to maintain and update the information in its virtual data room, and shall provide such other Party with access to such data room, up until the Effective Time in respect of any new information that arises after the date of this Agreement that otherwise would have been so disclosed in the virtual data room prior to the date hereof; provided, however, that the foregoing and any investigation or review by a Party and its respective advisors shall not mitigate, diminish or affect the representations, warranties or covenants of another Party contained in this Agreement. The Parties acknowledge and agree that information furnished pursuant to this Section 7.5 shall be “Information” as defined in the Confidentiality Agreement and shall be governed by the Confidentiality Agreement.

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7.6	Insurance and Indemnification

Prior to the Effective Date, the Company shall purchase (and fully pay a single premium for) customary “tail” policies of directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Time and with terms and conditions (including retentions and limits of liability) no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the cost of such policies shall not exceed 300% of the current annual premium for policies currently maintained by the Company or its subsidiaries.

The Parties agree that all rights to indemnification now existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Person” and such Persons collectively being referred to as the “Indemnified Persons”) as provided by Contracts or agreements to which the Company is a party and in effect as of the date hereof, that are fully and completely disclosed in the Company Disclosure Letter and copies of which are provided to the Purchaser prior to the date hereof, and, as of the Effective Time, will survive the completion of the Plan of Arrangement and will continue in full force and effect and without modification, and the Company and any successor to the Company (including any surviving corporation resulting from the Arrangement) shall continue to honour such rights of indemnification and indemnify the Indemnified Person pursuant thereto, with respect to actions or omissions of the Indemnified Persons occurring prior to the Effective Time, for six years following the Effective Date.

The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

7.7	Delisting Company Shares

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares to be de-listed from the TSX and the OTCQX with effect immediately following the acquisition by the Purchaser of the Company Shares pursuant to the Arrangement.

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Article 8.TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date of this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)	This Agreement may be terminated, and the Arrangement may be abandoned, at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Company Resolution by the Company Shareholders or the Arrangement by the Court):

(i)	by mutual written agreement of the Company and the Purchaser; or

(ii)	by either the Company or the Purchaser, if:

A.	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(a)(ii)A shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the primary cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

B.	after the date of this Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable shall not be available to any Party unless such Party has used commercially reasonable efforts to, as applicable, appeal or overturn or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

C.	the Company Resolution shall have failed to receive the requisite vote for approval from Company Shareholders at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 8.2(a)(ii)C if the failure to receive the approval from Company Shareholders has been primarily caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	by the Purchaser, if:

A.	the Company Board (I) fails to provide the Company Board Recommendation, (II) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Company Board Recommendation, (III) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (IV) fails to reaffirm the Company Board Recommendation within five (5) Business Days (and in any case prior to the Company Meeting) after having been requested in writing by the Purchaser to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) Business Days (or beyond the time of the Company Meeting, if sooner) shall be considered a failure of the Company Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Company Change in Recommendation”), or the Company breaches Section 7.2 or Section 7.3 in any material respect;

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B.	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

C.	subject to Section 7.1(b), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause such conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iv)	by the Company, if:

A.	the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, the Company pays, or causes to be paid, the Termination Fee payable pursuant to Section 7.4;

B.	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

C.	subject to Section 7.1(b), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause such conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

D.	the Purchaser does not provide or cause to be provided to the Depositary, the Consideration in the manner and at the time contemplated by Section 2.10 hereof.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give written notice of such termination to the other Parties.

(c)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2(c) and Sections 7.4, 9.1(a), 9.2 to 9.10, as well as the confidentiality provisions of Section 7.5 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein), shall survive any termination hereof pursuant to Section 8.2(a); provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

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8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Either Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements, covenants or obligations, or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Article 9.GENERAL PROVISIONS

9.1	Privacy

(a)	Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Purchaser completes the transactions contemplated by this Agreement, the Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by the Company:

(i)	for purposes other than those for which such Transaction Personal Information was collected by the Company prior to the Effective Date; and

(ii)	which does not relate directly to the carrying on of the business of the Company or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(b)	The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. the Purchaser shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

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9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser or Subco:

B2Gold Corp.

Park Place
Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8

	Attention:	Senior Vice President, Legal & Corporate Communications
	Email:	[Redacted: Personal Information]

with a copy (which shall not constitute notice) to:

Lawson Lundell LLP
1600 – 925 West Georgia Street,
Vancouver, British Columbia V6C 3L2

	Attention:	Karen L. MacMillan
	E-mail:	[Redacted: Personal Information]

(b)	if to the Company:

Sabina Gold & Silver Corp.

#1800 - 555 Burrard Street
Bentall Two, Box 220
Vancouver, British Columbia V7X 1M7

	Attention:	Bruce McLeod, Director, President and Chief Executive Officer
	E-mail:	[Redacted: Personal Information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
2600 – 595 Burrard Street,
Vancouver, British Columbia V7X 1L3

	Attention:	Bob Wooder and Susan Tomaine
	E-mail:	[Redacted: Personal Information]

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9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief (including specific performance) to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief (including specific performance) hereby being waived.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

(a)	This Agreement (including the exhibits and schedules hereto and the Company Disclosure Letter and the Purchaser Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

(b)	Each of the Purchaser and Subco may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of the Purchaser, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. The Purchaser shall provide the Company with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day following such assignment. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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9.8	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.

9.9	Third Party Beneficiaries

(a)	Except (i) as provided in Section 5.8 and 7.6 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (ii) for the rights of Company Shareholders to received the Consideration and (iii) for holders of Company Incentive Securities to receive the consideration provided for in the Plan of Arrangement, the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, Proceeding, hearing or other forum.

(b)	Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 5.8 and 7.6 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

9.10	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, the Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the Person who contracted the obligation and against the Person who stipulated it will be applied against any Party.

9.11	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

B2Gold Corp.
Per:
Name:	Clive T. Johnson
Title:	President, Chief Executive Officer and Director
1400437 B.C. Ltd.
Per:
Name:
Title:	Director
Sabina Gold & Silver Corp.
Per:
Name:	Bruce McLeod,
Title:	President, Chief Executive Officer and Director

[Signature page to Arrangement Agreement]

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SCHEDULE “A”

TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1.	interpretation

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Affected Person” has the meaning set forth in Section 5.4;

“Affected Securities” means, collectively, the Company Shares, Company Options, Company DSUs and Company RSUs;

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated February 12, 2023 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;

“Company” means Sabina Gold & Silver Corp., a corporation existing under the laws of British Columbia;

“Company DSUs” means the outstanding deferred units issued under the Company Share Compensation Plan;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Company Resolution;

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“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

“Company Options” means the outstanding stock options to purchase Company Shares issued pursuant to the Company Share Compensation Plan;

“Company Resolution” means the special resolution, to be considered and, if thought fit, passed by the Company Shareholders at the meeting to approve the Arrangement, to be substantially in the form set out in Schedule B to the Arrangement Agreement.

“Company RSUs” means the outstanding restricted share units issued under the Company Share Compensation Plan;

“Company Share Compensation Plan” means the share compensation plan of the Company dated effective May 5, 2016, as amended effective May 3, 2019 and as further amended effective May 25, 2022;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares and, for the purposes of the Company Meeting, the Company Resolution and the Company Shareholder Approval, includes the holders of Company Options to the extent required by, and on the terms specified in, the Interim Order;

“Company Shares” means the common shares in the authorized share capital of the Company;

“Consideration” means, subject to adjustment under Section 2.16 of the Arrangement Agreement, 0.3867 of a Purchaser Share per Company Share;

“Consideration Shares” means the Purchaser Shares to be issued as the Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia or other competent court, as applicable;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and Section 4.1;

“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Company Meeting that has duly and validly exercised Dissent Rights in strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and Section 4.1 of this Plan of Arrangement, and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.9 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as agreed to by the Company and the Purchaser in writing;

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“Eligible Holder” means a beneficial owner of Company Shares immediately before the Effective Time (other than a Dissenting Shareholder) who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Company Shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non- resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Company Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Company Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Final Order” means the order of the Court pursuant to Section 291 of the BCBCA, in a form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to the Company and the Purchaser, each acting reasonably).

“final proscription date” has the meaning set forth in Section 5.5;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local, indigenous or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, Indigenous Group or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, NYSE American and NYSE, but excludes the Commissioner;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX, NYSE American and the NYSE), and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the letter of transmittal sent to Company Shareholders for use in connection with the Arrangement;

“Liens” means any mortgage, pledge, assignment, hypothec, lien, charge, security interest, adverse right or claim, prior consignment, lease, sublease, royalty, right to possession, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

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“NYSE” means the New York Stock Exchange;

“NYSE American” means the NYSE American LLC;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Payout Value” means the product of (i) 0.3867, multiplied by (ii) the Purchaser Shares VWAP;

“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity, Indigenous Group or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

“Purchaser” means B2Gold Corp., a company existing under the laws of British Columbia;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Purchaser Shares VWAP” means the volume weighted average price on the TSX of the Purchaser Shares for a five trading day period, starting with the opening of trading on the ninth trading day prior to the Effective Date to the closing of trading on the fifth trading day prior to the Effective date as reported by Bloomberg;

“Replacement Option” shall have the meaning ascribed thereto in Section 3.1(c);

“Replacement Option In-The-Money Amount” means in respect of a Replacement Option the amount, if any, by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act by Section 3(a)(10) thereof;

“Section 85 Election” has the meaning set forth in Section 5.1(f);

“Securities Laws” means the Securities Act, the securities legislation of each other province of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, the U.S. Exchange Act, the U.S. Securities Act and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as now in effect and as they may be promulgated or amended from time to time;

“Subco” means 1400437 B.C. Ltd., a direct, wholly-owned subsidiary of the Purchaser;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange; and

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“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to US dollars and “C$” refers to Canadian dollars.

1.7	Time References

Time shall be of the essence in this Plan of Arrangement.

1.8	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2. effect of arrangement

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

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2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court or any Person become effective and be binding upon the Purchaser, the Company, Subco, all registered and beneficial owners of securities of the Company, including Affected Securities and including Dissenting Shareholders, the registrar and transfer agent of the Company and the Depositary.

ARTICLE 3. arrangement

3.1	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, five minutes apart, except where noted, without any further authorization, act or formality:

(a)	each Company Share held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to the Company for cancellation in consideration for a claim against the Company for the amount determined under ARTICLE 4, and;

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 4.1; and

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the registers of the Company Shares maintained by or on behalf of the Company and such Company Shares shall be cancelled and cease to be outstanding;

(b)	each Company Share outstanding immediately prior to the Effective Time, other than Dissent Shares, shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in consideration for the Consideration, and:

(i)	the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed as the holders of such Company Shares from the registers of the Company Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens, and shall be entered in the register of the Company Shares maintained by or on behalf of the Company, such that following the transactions contemplated by Section 3.1(a) and this Section 3.1(b), the Purchaser shall be the legal and beneficial owner of 100% of the Company Shares;

(c)	each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser in exchange for an option (each a “Replacement Option”) to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) 0.3867, multiplied by (B) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (N) 0.3867. The Replacement Options shall be exercisable until the original expiry date of such Company Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the Company Option so exchanged, and shall be governed by the terms of the Company Share Compensation Plan, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option;

(d)	each Company RSU and Company DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Share Compensation Plan or any resolution or determination of the Company Board (or any committee thereof), shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in an amount equal to the Payout Value, subject to Section 5.4, and each such Company RSU and Company DSU shall immediately be cancelled;

(e)	the Company and Subco shall amalgamate to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 276 of the BCBCA, such that:

(i)	Amalco will own and hold all property of the Company and Subco;

(ii)	the notice of articles and articles of Amalco shall be in the form of the notice of articles and articles of the Company;

(iii)	the authorized share structure of the Company immediately prior to the amalgamation will be the authorized share structure of Amalco;

(iv)	the directors of Subco shall be the directors of Amalco;

(v)	the property, rights and interests of each of the Company and Subco shall continue to be the property, rights and interests of Amalco;

(vi)	Amalco shall continue to be liable for the obligations of each of the Company and Subco;

(vii)	an existing cause of action, claim, or liability to prosecution of either of the Company or Subco shall be unaffected;

(viii)	a legal proceeding being prosecuted or pending by or against either of the Company or Subco may be prosecuted, or its prosecution may be continued, as the case may be, against Amalco;

(ix)	a conviction against, or a ruling, order or judgment in favour of or against, either of the Company or Subco may be enforced by or against Amalco;

(x)	the amalgamation will not constitute an assignment by operation of law, a transfer or any other disposition of the property, rights and interests of either of the Company or Subco to Amalco;

(xi)	the registered office and records of Amalco will be the registered office of the Company;

(xii)	the Purchaser shall receive on the amalgamation one Amalco common share in exchange for each Subco common share and each Company Share previously held; and

(xiii)	the stated capital of the common shares of Amalco will be an amount equal to the aggregate paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Subco and the Company Shares immediately prior to the amalgamation; and

(f)	the transfers, exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

3.2	U.S. Securities Laws

Notwithstanding any provision herein to the contrary, the Purchaser and the Company agree that the Plan of Arrangement will be carried out with the intention that all Consideration to be issued in connection with the Arrangement shall be exempt from registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption thereunder, and the Consideration to be distributed pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the U.S. Securities Act (other than as may be prescribed by Rule 144 and Rule 145 under the U.S. Securities Act).

3.3	No Fractional Shares

In no event shall any holder of Company Shares be entitled to receive a fractional Purchaser Share under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and, no consideration shall be paid in lieu of the issuance of a fractional Purchaser Share.

If the aggregate cash amount any holder of Company RSUs or Company DSUs is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount such holder of Company RSUs or Company DSUs shall be entitled to receive shall be rounded up to the nearest whole $0.01.

ARTICLE 4. dissent rights

4.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Company Shareholder as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 4.1(a); provided, notwithstanding section 242 of the BCBCA, that written objection to the Company Resolution must be received by the Company not later than 4:00 p.m. (Vancouver time) two Business Days before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by the Company fair value for their Dissent Shares (1) shall be deemed to not to have participated in the transactions in ARTICLE 3 (other than Section 3.1(a)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to the Company in accordance with Section 3.1(a); (3) will be entitled to be paid the fair value of such Dissent Shares by the Company, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Company Resolution was adopted at the Company Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid by the Company fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder.

(b)	In no event shall the Purchaser or the Company or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions set forth in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5. DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Purchaser shall deliver or cause to be delivered to the Depositary and for the benefit of the Company Shareholders, sufficient Consideration Shares to satisfy the aggregate Consideration payable to the Company Shareholders which Consideration Shares shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable, the Consideration Shares that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to Section 5.4, and any certificate so surrendered shall forthwith be cancelled.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.4.

(d)	In the event of the surrender of a certificate representing Company Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the Consideration to which the registered holder is entitled pursuant to Section 3.1 shall be paid to such Person if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of the Purchaser that (i) any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered holder have been paid or (ii) no such Taxes are payable.

(e)	No holder of Affected Securities shall be entitled to receive any consideration with respect to such Affected Securities other than any consideration to which such holder is entitled to receive in accordance with Section 3.1 and this Section 5.1 less any amount withheld pursuant to Section 5.4 and, for greater certainty, subject to Section 5.3, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(f)	An Eligible Holder whose Company Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by the Purchaser, 60 days before the deadline for filing the Section 85 Election provided by subsection 85(6) of the Tax Act, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such joint elections. The Purchaser shall, as soon as possible after receiving the completed joint Section 85 Election forms from an Eligible Holder and no later than 30 days before the deadline for filing such joint election under subsection 85(6) of the Tax Act, insert the required Purchaser details and sign and return them to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion of any joint election form nor (except for the obligation to sign and return joint election forms which are received 60 days before the deadline for filing the Section 85 Election provided by the Tax Act) for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a joint election form received by it after the time limit provided by subsection 85(6) of the Tax Act but will have no obligation to do so.

(g)	After the Effective Time, each certificate formerly representing Company Options will be deemed to represent Replacement Options as provided in Section 3.1, provided that upon any transfer of such certificate formerly representing Company Options after the Effective Time, the Purchaser shall issue a new certificate representing the relevant Replacement Options and such certificate formerly representing Company Options shall be deemed to be cancelled.

(h)	As soon as practicable after the Effective Time, the Company shall deliver to each holder of Company RSUs or Company DSUs (as reflected on the register maintained by or on behalf of the Company in respect of Company RSUs and Company DSUs) a cheque (or other form of immediately available funds) representing the cash amount that such holder is entitled to receive pursuant to Section 3.1, less any amounts withheld pursuant to Section 5.4.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Purchaser Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Purchaser Shares.

5.4	Withholding Rights

The Purchaser, the Company or the Depositary shall be entitled to deduct and withhold, or direct the Purchaser, the Company or the Depositary to deduct and withhold on their behalf, from any amount payable to any Person under this Plan of Arrangement (an “Affected Person”), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended (including, without limitation, the U.S. Treasury Regulations promulgated thereunder) or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any amounts payable or otherwise deliverable to a Person under the Plan of Arrangement exceeds any amount of cash otherwise payable to such Person, the Purchaser or the Company, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable pursuant to the Plan of Arrangement to such Person as is necessary to provide sufficient funds to the Purchaser or the Company, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser or the Company, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker, and (z) other reasonable costs and expenses). None of the Purchaser or the Company, any of their affiliates or the Depository shall be liable to any Person for any deficiency in respect of any proceeds received from any such sale or disposition.

5.5	Limitation and Proscription

To the extent that a former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then (a) the Consideration that such former Company Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, for no consideration, (b) the Consideration that such former Company Shareholder was entitled to receive shall be delivered to the Purchaser by the Depositary, (c) the certificates formerly representing Company Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and (d) any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.6	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all securities of the Company issued and outstanding prior to the Effective Time, including Affected Securities; (ii) the rights and obligations of the holders (registered or beneficial) of such securities (other than the Purchaser or any of its affiliates), and of the Company, the Purchaser the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6. amendments

6.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Company and the Purchaser and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Purchaser, may be proposed by the Company and the Purchaser at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7. further assurances

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

107

SCHEDULE “B”

TO THE ARRANGEMENT AGREEMENT

COMPANY RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Sabina Gold & Silver Corp. (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated ⚫, 2023 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement (the “Arrangement Agreement”)) made as of February 12, 2023 between the Company, B2Gold Corp. and 1400437 B.C. Ltd. is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix ⚫ to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the securityholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.”

108

SCHEDULE “C”

TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

Company:

Approval of the Arrangement and delisting of the Company from the TSX and the OTCQX, in each case, subject only to satisfaction of the standard listing conditions.

Purchaser:

Approval of the listing and posting for trading on the TSX and the NYSE American, subject only to satisfaction of the standard listing conditions, of the Purchaser Shares to be issued as the Consideration and the Purchaser Shares underlying the Replacement Options at the Effective Time.

109

SCHEDULE “D”

TO THE ARRANGEMENT AGREEMENT

COMPANY LOCKED-UP SHAREHOLDERS

1.	Bruce McLeod, Director, President and Chief Executive Officer
2.	Walter Segsworth, Chair of the Board of Directors
3.	David Fennell, Director
4.	Anthony P. Walsh, Director
5.	Anna El-Erian, Director
6.	David Rae, Director
7.	Anna Tudela, Director
8.	Jianzhuo Xu, Director
9.	Wendy Louie, Vice-President, Finance & CFO
10.	Nicole Hoeller, Vice-President, Communications and Corporate Secretary
11.	Angus Campbell, Vice-President, Exploration
12.	Matthew Pickard, Vice-President, People and Sustainability